SIDLEY AUSTIN LLP
SIDLEY

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fnoero@sidley.com
(212) 839-5986

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FOUNDED 1866

082-34786

07028692

December 17, 2007

SUPPL

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA ESP

RECEIVED
2007 DEC 18 A 10:43

Re: ~~Interconexión Eléctrica S.A. E.S.P./ADR Level I~~
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of May, June, July, August, September, October and November of the Year 2007- "Información Relevante" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from May 28, 2007 until August 31, 2007).

2. Document posted on May 28, 2007 by the Issuer regarding the Issuer's Board of Directors' decision to authorize a manager to sell 3,636 shares of the Issuer.

3. Document posted on May 28, 2007 by the Issuer regarding the Issuer's Board of Directors' meeting held on May 25, 2007, which authorized the legal representative of the Issuer to initiate procedures with the Colombian National Planning Department and Ministry of Finance and Public Credit to obtain authorizations to sign as sponsor of Issuer's subsidiary, ISA Bolivia, as required by the IDB and CAF in order to finance a new expansion project of the Bolivian power system.

4. Document posted on May 28, 2007 by the Issuer regarding the Issuer's Board of Directors' meeting held on May 25, 2007, which authorized the establishment of a branch of the Issuer in Panama.

5. Document posted on May 30, 2007 by the Issuer (i) clarifying the information published by the Colombian newspaper "La República" on page 5-A, regarding the decision by the Issuer's Board of Directors, in its meeting dated November 24, 2006, which approved the issuance and placement of common stock of the Issuer through a public offer in Colombia and/or in foreign markets, and (ii) stating that to that date, the Board of Directors had not approved the rules for the issuance and placement of the shares, nor had it approved the prospectus and, thus, no price has yet been set for the shares.

6. Communication posted on May 31, 2007 by the Issuer informing the Colombian Securities Commission of a transaction whereby 739 of the Issuer's shares were transferred among individuals deemed as the same beneficial owner.

7. Communication by Duff and Phelps de Colombia S.A. ("Duff and Phelps Colombia") posted by the Issuer on June 13, 2007, (i) regarding the decision by Duff and Phelps Colombia to uphold the AAA rating of certain of Issuer's local bond issuance and (ii) revising the outlooks of the Issuer from negative to stable.

8. Document posted on June 15, 2007 by the Issuer informing the market that due to an adjustment to the financial statements of the Issuer's affiliate ISA Capital do Brasil, it was necessary to record a COP$38,793 million decrease in revenues, based on the equity method, in the Issuer's financial statements.

9. Communication by Duff and Phelps Colombia posted by the Issuer on June 28, 2007, which includes the report by Duff and Phelps Colombia of the periodic revisions of the ratings for the Issuer's 1999 and 2001 bond issues, and for the Issuer's COP$850,000 million bond issue and underwriting program.

10. Document posted on June 29, 2007 by the Issuer informing the market that the Issuer has agreed to guarantee a US$40 million loan by the Banco Centroamericano de Integración Económica BCIE to Empresa Propietaria de la Red, Costa Rica Branch, for the partial financing of the project known as "Electric Interconnection System for Central America –SIEPAC-". The Issuer and Empresa Propietaria de la Red S.A. ("EPR") are joint and several guarantors of this loan agreement. The guarantee granted by the Issuer is equivalent to the amount of its stock participation in EPR.

11. Document posted on July 3, 2007 by the Issuer regarding the Issuer's Board of Directors' meeting held on June 29, 2007, which authorized the sale by a director and two managers of shares of the Issuer.

12. Document posted on July 18, 2007 by the Issuer announcing that on July 18, 2007 its stockholders will receive the second of four quarterly dividend payments (each of COP$32 per share) approved by the Ordinary Stockholders' Meeting held on March 30, 2007.

13. Document posted on July 24, 2007 by the Issuer announcing that the Issuer has decided to postpone the placement of 59.2 million shares in the international market due to current market conditions.

14. Document posted on July 25, 2007 by the Issuer reporting that the Board of Directors of ISA Capital do Brasil authorized the incorporation of a new company in Brasil named "ISA Participacoes do Brasil Ltda."

15. On July 27, 2007 the Issuer announced to the Colombian Securities Commission that, after due analysis, the Issuer decided to keep its 60% stock participation in the Peruvian company Consorcio Transmantaro (CTM) and that, therefore, the Issuer will not sell any of such stock participation to the Issuer's subsidiary, Transelca.

16. Document posted on July 30, 2007 by the Issuer announcing the Issuer's consolidated financial results for the first semester of 2007, including the net income for the period, of COP$89,385 million.

17. Document posted on August 2, 2007 by the Issuer announcing that the Boards of Directors of the Issuer's affiliates Internexa, S.A. E.S.P. ("Internexa") and Flycom Comunicaciones, S.A. E.S.P. ("Flycom") authorized a merger between both companies as part of a business strategy to achieve leadership and recognition as the largest transporter of energy and data in Latin America.

18. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from September 3, 2007 until November 7, 2007).

19. Document posted on September 3, 2007 by the Issuer announcing the Issuer's consolidated financial results for the seven-month period ended July 31, 2007, including the net income for the period, of COP$92,265 million.

20. Document posted on September 4, 2007 by the Issuer regarding the decision of the Issuer's Board of Directors, taken on August 31st, 2007, to approve the amendment of the Issuer's Code of Corporate Governance relating to Corporate Social Responsibility.

21. Two documents posted on September 19, 2007 by the Issuer regarding the summons made by each of the general managers of the Issuer's affiliates, Internexa and Flycom to the respective stockholders of said affiliates to special stockholders meetings, both of them to be held on October 11, 2007.

22. On September 21, 2007 the Issuer announced to the Colombian Securities Commission the decision of the Issuer's Board of Directors to approve March 31, 2008 as the date for the Issuer's Ordinary Stockholders' Meeting of 2008.

23. Document posted on October 1, 2007 by the Issuer regarding the decision of the Issuer's Board of Directors, taken on September 28, 2007, to approve the rules and terms for the issuance, subscription and placement of 53,046,439 common shares of the Issuer.

24. Document posted on October 1, 2007 by the Issuer clarifying that the decision of the Issuer's Board of Directors, taken in the meeting held on September 28, 2007, also approved the prospectus for the issuance, subscription and placement of 53,046,439 common shares of the Issuer.

25. Document posted on October 4, 2007 by the Issuer regarding the execution by the Issuer's affiliate, XM Compañia de Expertos en Mercados S.A. E.S.P. – XM S.A. E.S.P., of the public deed of incorporation of the "Camara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-."

26. Document posted on October 11, 2007 by the Issuer announcing the Issuer's consolidated financial results for the eight-month period ended August 31, 2007, including the net income for the period, of COP$105,633 million.

27. Notice of merger posted on October 11, 2007 by the Issuer announcing that the special stockholders' meetings of both Internexa and Flycom, both held on October 11, 2007, approved the draft of the merger agreement whereby Internexa will absorb Flycom. Pursuant to the merger agreement, the stockholders of Flycom will receive one share of Internexa for every 42,838 shares of Flycom.

28. Document posted on October 17, 2007 by the Issuer announcing that on October 18, 2007 its stockholders will receive the third of four quarterly dividend payments (each of COP$32 per share) approved by the Ordinary Stockholders' Meeting held on March 30, 2007, and that the fourth and last of the four quarterly dividend payments will be made on January 18, 2008.

29. Communication posted on October 29, 2007 by the Issuer informing the Colombian Securities Commission of a transaction whereby 6,373 of the Issuer's shares were transferred among individuals deemed as the same beneficial owner.

30. On October 29, 2007 the Issuer reported to the Colombian Securities Commission the decision of the Issuer's Board of Directors, taken on October 26, 2007, to modify decisions 67 and 68, which approved the rules, terms and prospectus for the issuance and placement of common shares of the Issuer.

v.

31. Document posted on October 31, 2007 by the Issuer announcing the Issuer's consolidated financial results for the nine-month period ended September 30, 2007, including the net income for the period, of COP$179,850 million.

32. Document posted on November 7, 2007 by the Issuer announcing that Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, an affiliate of the Issuer located in Brazil, was awarded the construction of two 500 kV power transmission lines in a public bid called by Agencia Nacional de Energia, Elétrica ANEEL.

Financial Information for the quarter ended on June 30, 2007

33. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of April 2007, regarding placement of securities by the Issuer in the primary market.

34. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May 2007, regarding placement of securities by the Issuer in the primary market.

35. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June 2007, regarding placement of securities by the Issuer in the primary market.

36. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three-month period ended on June 30, 2007.

Financial Information for the quarter ended on September 30, 2007

37. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of July 2007, regarding placement of securities by the Issuer in the primary market.

38. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of August, 2007, regarding placement of securities by the issuer in the primary market.

39. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of September 2007, regarding placement of securities by the Issuer in the primary market.

40. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three-month period ended on September 30, 2007.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

v.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Luis Fernando Alarcon, ISA
Andrew C. Quale, Jr.
Janet E. Miller

v.

CITESE 010498-1 ISA
MEDELLIN, NOV-15-2007 06:58 PM
ORIGEN : 0020 VIA : 4,2

RECEIVED
2007 DEC 18 A 10:43

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

(1)

	Date	Time	Subject	Summary	Attach.
20	02/08/2007	11:26:28	Merger	GRUPO ISA'S TELECOMMUNICATIONS AFFILIATES TO MERGE	See attachment
19	30/07/2007	17:31:51	Issuer's financial issues	At closing of the first semester of 2007, Grupo ISA posted $89,385 million income	See attachment
18	27/07/2007	09:38:03	Issuer's financial issues	After respective analysis, ISA decided to keep its 60% stock participation in Consorcio Transmantaro (CTM) in Peru and will therefore not sell part of these shares to its subordinate Transelca.	N/A
17	25/07/2007	13:50:44	New activities and businesses	In regular meeting held in July, the Board of Directors of ISA Capital do Brasil (an affiliate of Grupo ISA), approved	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				establishing a new corporation called "ISA Participacoes do Brasil Ltda"	
16	24/07/2007	17:32:06	Issuer's financial issues	ISA postpones underwriting of common shares in the international market	See attachment
15	18/07/2007	07:47:23	Earnings or Losses Project approved by the Shareholders' Meeting	Starting today, July 18, shareholders of ISA will receive the second of the four quarterly installments of $32 per share approved as dividend by the Shareholders' Meeting held on March 30.	See attachment
14	03/07/2007	14:22:01	Decisions of the Board of Directors	The Board of Directors of ISA authorizes managers to sell shares of the Corporation.	See attachment
13	29/06/2007	16:11:28	Issuer's financial issues	ISA GUARANTEES US$40 MILLION LOAN: ISA, together with Empresa Propietaria de la Red S.A. (EPR), guaranteed loan granted	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				to Empresa Propietaria de Red S.A. Costa Rica Branch (EPR) by Banco Centroamericano de Integración Económica (BCIE) for SIEPAC.	
12	28/06/2007	15:38:30	Securities rating	COMMUNICATION 2007038062-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A.	See attachment
11	28/06/2007	15:36:55	Securities rating	COMMUNICATION 2007038062-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A.	See attachment
10	28/06/2007	15:35:15	Securities rating	COMMUNICATION 2007038062-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A.	See attachment
9	15/06/2007	19:20:51	Issuer's financial issues	Regarding our financial information as of March, 2007 and published on May 4, ISA has made an adjustment to the revenues from equity method.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

8	13/06/2007	12:10:47	Securities rating	COMMUNICATION 2007034484-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A.	See attachment
7	13/06/2007	12:09:29	Securities rating	COMMUNICATION 2007034484-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A.	See attachment
6	13/06/2007	12:07:42	Securities rating	COMMUNICATION 2007034484-000-000 OF DUFF AND PHELPS DE COLOMBIA S.A..	See attachment
5	31/05/2007	16:37:07	Pre-agreed operations	In communication 2007032004-000-000 of 28/05/2007 this Superintendency received information about a transaction for a beneficial owner of 739 shares of ISA at market price.	See attachment
4	30/05/2007	17:14:06	Media news on Securities Issuers	ISA wishes to explain the market the information published today by La República daily on page 5-A	See attachment
	28/05/2007	15:07:15		The Board of Directors of ISA in	See

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

3			Decisions of the Board of Directors	meeting held on May 25, 2007, authorized establishment of a branch of ISA in Panama.	attachment
2	28/05/2007	14:59:08	Decisions of the Board of Directors	The Board of Directors of ISA in meeting held on May 25, 2007, authorized the Legal Representative to start procedures with DNP and the Ministry of Finance and Public Credit.	See attachment
1	28/05/2007	14:37:12	Decisions of the Board of Directors	The Board of Directors of ISA authorizes a manager to sell shares of the Corporation.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on August 31, 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(2)

RECEIVED
2007 DEC 18 A 10:43

ATTACHMENT

In meeting held on May 25, 2007, ISA's Board of Directors unanimously authorized the Procurement Director (S) to sell 3,636 shares of ISA. This authorization was granted considering that the operation conforms to legal provisions and to Decision 60 of the Board of December 20 of 2006.

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding the sale of 3,636 shares of ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(3)

ATTACHMENT

In meeting of May 25, 2007, ISA's Board of Directors authorized the Legal Representative of the Company to initiate the required formalities before competent authorities (National Planning Department and Ministry of Finance and Public Credit) necessary to obtain the authorizations for subscribing as ISA Bolivia's sponsor the legal documents and guarantees required by BID and CAF as financers of the Bolivian power system's new project to expand the 115 kV system, opening the 230 kV Carrasco-Urubó line (owned by ISA Bolivia) at La Arboleda (Buenavista). For the financing of the new project, BID and CAF propose to maintain the same scheme of guarantees granted by the sponsors, increasing the amount initially guaranteed of US$ 54 million in the amount of the new disbursement estimated at US$ 6.5 million.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding an authorization granted by the Board of Directors of ISA to the Company's Legal Representative.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

4

009 RECEIVED

2007 DEC 18 A 10:43

ATTACHMENT

Panamanian ETESA awarded ISA the public bid for preparing the expansion plan of Panama's transmission system. According to Panamanian legislation, for subscription of the contract ISA must establish a branch in that country. In consideration of the above, and of ISA's business projections in Central America, the Board of Directors in its meeting of May 25 of 2007 authorized the establishment of a branch in Panama.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding an authorization by the Board of Directors of ISA to establish a branch in Panama.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(5)

ATTACHMENT

ISA wishes to explain the market the information published today by La República daily on page 5-A:

That the Special Shareholders' Meeting held on November 24, 2006, approved:

a. The issuance and placement through public offer in Colombian and/or foreign markets of common stock without preemptive rights up to an amount of EIGHTY-EIGHT MILLION FOUR HUNDRED AND TEN THOUSAND SEVEN HUNDRED AND THIRTY-ONE (88,410,731) common shares.

b. To empower the Board of Directors and the General Manager to undertake and prepare studies, analyses, procedures, rulings, prospectuses, definition of amounts to be placed in domestic and international markets, and contracting necessary for the issuance and placement of shares

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

To date, ISA's Board of Directors has not regulated the issuance and placement of the shares, nor has it approved the prospectus; therefore, no price has been yet set for the shares.

Medellin, May 30, 2007

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding a news item appeared in La Republica daily.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

6

Valores Bancolombia

Stock Brokers **009065**

Medellin, May 25th 2007

Ms.

LUZ STELLA DIAZ SILVA

Director of Securities Market Access

COLOMBIAN FINANCIAL SUPERINTENDENCE

Calle 7ª # 4-49

Bogota D.C.

Sticker:

	Colombian Financial Superintendency	Barcode:	2007032004-000-000
Procedure:	190 TRANSFER AUTHORIZATION	Date: 28/05/2007	02:59 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: SI	Pages: 00004
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0288
Sender	0085-000022-VALORES BANCOLOMBIA		
Addressee:	141000-MARKET ACCESS DIRECTION		

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Telephone: 594 02 00

Subject: 0085-00022 Valores Bancolombia

202 Transfer of Shares

50 Request / Presentation

With Attachments

Dear Ms. Luz Stella:

Pursuant to the provisions of article three of resolution 157 of March 15th 2002 of the Securities Commission, adding to Resolution 1200 of 1995 A Fourth Part, "Of the sound uses and practices of the securities market", we hereby inform that an operation by the same beneficial owner will be carried out, according to the provisions of Article 1.2.1.3 of Resolution 400 of 1995, and it is thus disclosed to the Colombian Financial Superintendence in compliance with the provisions of the second paragraph of article 4.1.1.1 of the resolution mentioned.

INTENDED OPERATION TYPE: Transfer of shares

SHARES TO BE TRADED: 739 shares of ISA.

SELLER: Ms. Maria Concepción Orjuela identified with Colombian ID No. 20.338.487

PURCHASERS: Ms. Libia Esperanza Ortiz, identified with Colombian Citizenship ID No. 51.709.332.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

BASE PRICE: Initial sale price of shares shall be that of market.

This operation will be carried out among persons making up a single beneficial owner, because the seller is the purchasers' mother, as attested by the birth certificate of the purchaser.

We will gladly provide any additional information you may require.

Cordially,

Gloria Alina Monsalve Martínez

Legal Representative

Customer service: 01 800 051 3090. www. valoresbancolombia.com

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter to the Colombian Financial Superintendency from Valores Bancolombia.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(7) 015

DCR

Duff and Phelps de Colombia, S.A.

Sociedad Calificadora de Valores

Calle 69 A No. 9-85

Bogotá, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogotá, June 6, 2007

Sticker:

Colombian Financial Superintendency barcode: 2007034484-000-000

Procedure: 053-RATING REPORTS Date: 07/06/2007 05:02 PM

Document Type: 50-PRESENTATION Attachments: YES Pages: 00004

REQUEST

Applies to: 0000-000000-BLANK Entry Sec. Day: 0882

Sender: 0084-000001 – DUFF & PHELPS DE COLOMBIA

Addressee Dept: 141000 – Market Access Direction

Telephone: 594 02 00 03/07/2007

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-49

Bogota, D.C.

ENTITY: 084001

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PROCEDURE:	053 RATINGS REPORTS
ACTIVITY:	31 INFORMATION SUBMITTAL
ATTACHMENTS:	01
PAGES:	04

Dear Ms. Jeannette,

With due respect I hereby inform you that in its meeting of June 6 after corresponding study and analysis, the Technical Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, on occasion of the periodic rating revisions of the Second Common Bond Issue of Interconexión Eléctrica S.A. -ISA- in the amount of $180,000 million carried out in 1999, the Third Common Bond Issue of ISA S.A. in the amount of $130,000 million carried out in 2001, and ISA's Bond Issue and Underwriting Program in the amount of $850,000 million, decided to uphold the **AAA** ratings and to revise from Negative to **Stable** the outlooks previously assigned, all as attested by Minutes No. 111 of the same date.

In this respect, it is necessary to clarify that obligations so rated are considered to be of the highest credit quality. Risk factors are considered to be virtually nonexistent according to the classification scale of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores.

Lastly, I am attaching a document with the summary of the grounds for the rating subject to disclosure to the securities market.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Cordially,

(signed)

GLAUCIA CALP

Legal Representative

DUFF & PHELPS DE COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES UPHOLDS THE AAA RATINGS ASSIGNED TO THE SECOND COMMON BOND ISSUE OF ISA S.A. IN THE AMOUNT OF $180,000 MILLION CARRIED OUT IN 1999, THE THIRD COMMON BOND ISSUE OF ISA S.A. IN THE AMOUNT OF $130,000 MILLION CARRIED OUT IN 2001, AND ISA'S BOND ISSUE AND UNDERWRITING PROGRAM IN THE AMOUNT OF $850,000 MILLION, AND REVISES FROM NEGATIVE TO STABLE THE OUTLOOKS PREVIOUSLY ASSIGNED TO SUCH RATINGS.

The Technical Rating Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, after corresponding study and analysis in meeting held on June 6, on occasion of the periodic rating revisions of the Second Common Bond Issue of Interconexión Eléctrica S.A. -ISA- in the amount of $180,000 million carried out in 1999, the Third Common Bond Issue of ISA S.A. in the amount of $130,000 million carried out in 2001, and ISA's Bond Issue and Underwriting Program in the amount of $850,000 million, decided to uphold the **AAA** ratings and to revise from Negative to **Stable** the outlooks previously assigned, all as attested by Minutes No. 111 of the same date.

The revision of the rating is based mainly on the successful completion of the process to acquire 89.4% of CTEEP's common shares, abolishing the uncertainty associated to the indebtedness required to complete the second and third stages of the transaction, transaction which implied the execution of a tender offer of

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

unknown amount ranging between US$215 and US$430 million and whose financing was not totally clear. Also, the rating is based on the characteristics of the energy transmission business, the competitive position of Grupo ISA, both locally and internationally, strengthened by such acquisition, the composition of the investment portfolio, the financial and operational performance of the business, the evolution of debt coverage indicators, and the sector's regulatory environment.

For the first stage of the transaction, where 50.1% of CTEEP's common shares were purchased, ISA S.A. requested a US$550 loan against its own balance sheet, of which US$200 million were used to capitalize its special-purpose company "ISA Capital do Brasil" and remaining US$350 million were extended as a loan to this company. This liability remained on ISA's balance sheet until the end of 2006, when ISA Capital do Brasil repaid the loan's full amount with funds from a bridge loan from foreign banks, thus complying with commitments to rating agencies and lending banks. Also, in order to conclude the transaction, in January 2007 the Parent Company acquired through tender offer, the remaining 39.28% of CTEEP's common shares worth US$352 million. This amount was financed through a US$204 million bridge loan obtained by ISA Capital do Brasil against its own balance sheet, and US$148 million in fresh funds contributed by ISA S.A., through a bridge loan subordinated to its total debt. At the end of January 2007, ISA Capital do Brasil restructured its short-term debt and replaced it with a US$554 million international bond issue. ISA S.A. expects to prepay the subordinated bridge loan

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

and to reduce its debt through a stock issue to be conducted on the second half of 2007.

One of ISA's strengths lies on the characteristics of the energy transmission business as well as on the strong competitive position it enjoys in the country. Revenues from energy transmission service are regulated through CREG methodology and are determined for five-year periods, making them stable and predictable along the period, thus reducing the business' risk and vulnerability to changes in economic cycles. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly. For March 2007, after commissioning of UPME 01 and 02 projects, ISA's participation in the National Transmission System was 73.76%, as measured by the as-new-replacement value of assets. This participation reaffirms ISA's position as the country's largest energy transport company.

ISA S.A. is the parent company of Grupo ISA, a conglomerate that has achieved a prominent competitive position in the telecommunications and energy transport businesses. In energy, ISA has an established position as promoter and developer of major electric energy transmission projects in the Andean Region, Central America, and most recently, Brazil. Currently, Grupo ISA owns 36,328 kilometers of the energy transmission grids in Latin America, occupying a position as one of

the main energy transporters in the region. In Colombia, Grupo ISA, through ISA and Transelca, owns about 84% of the transmission grid at or above 220 kV. In Peru, the share of the Group's three affiliates is 91%, in Bolivia, 52%, and in Brazil, 10%. In telecommunications, Grupo ISA is positioned as Colombia's most reliable network.

The execution of the investment plan and the inclusion of CTEEP in the second half of 2006 resulted in 87% increase in the Group's revenues between 2005 and 2006. In March 2007, revenues continued their growing trend (44%) due to the commissioning of UPME 01 and 02 projects, and the inclusion of CTEEP's revenues. Likewise, in 2006, EBITDA increased significantly to $1,113,138 million, and in March 2007, to $700,049 million. EBITDA margin for the end of 2006 at 55% dropped 10 percentage points as a consequence of expenses incurred with respect to the early retirement plan of CTEEP's employees aimed at building a more efficient company with standards along the line of the other Grupo ISA's companies. In March 2007, increased revenues and efficiencies developed at CTEEP let EBITDA margin rise to 60%, a level consistent with past levels achieved. According to ISA's projections, for the end of 2007, the margin is expected to grow again to about 67%.

On the other hand, in order to fully comply with the Group's investment plan, the indebtedness level increased significantly during 2006 and the first quarter of 2007. The Group's debt grew by 87% between December 2005 and December 2006, as

a result of completion of the first stage of CTEEP's acquisition process, the purchase of Transmantaro, and the construction of UPME 01 and 02 projects. Debt in March 2007 was 39% higher than as in December 2006 due to the additional indebtedness incurred to conclude CTEEP's stock purchase process. Despite the debt growth, the Group's EBITDA was also on the rise, a situation that compensated and preserved the Net Debt / EBITDA coverage indicator of 2.4x for the two periods under analysis. This rating company considers that these indicators agree with the rating assigned and the business' specific characteristics.

The scheme that regulates the remuneration of transmission assets in Colombia is currently under revision and a definitive tariff framework to be in force as of 2008 is expected for the end of 2007. The current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2004. CREG Resolution 007 of 2005 issued on February 24, 2005, set forth for electricity providers, users, and other interested parties, the bases on which formulae for remuneration of the electric power transmission activity will be determined. A definitive Resolution is expected for the second half of 2007 sending a clear signal on the tariff framework for energy transmission companies to be applied as of January 2008. Although there is a certain degree of uncertainty about the future tariff scheme for the transmission activity, no significant changes are expected.

CONTACTS:

Milena Carrizosa Lora: +57(1) 326 9999 Ext. 1090, carrizosa@dcrcolombia.com.co

Glaucia Calp: +57(1) 326 9999 Ext. 1110, carrizosa@dcrcolombia.com.co

Members of the Rating Technical Committee taking part in the meeting where this(these) rating(s) was(were) assigned*: Gustavo Aristizabal, Juan Camilo Cabrera, Carlos Ramirez, Glaucia Calp and Helena De La Torre.

*Résumés of Members of the Technical Committee can be found on the Web page of the rating entity: www.dcrcolombia.com.co

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 9 pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007

Ana Lucia Uribe de R

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Attachment

Regarding our financial information dated March 31, 2007 and published on May 4, we hereby inform that due to an adjustment made to the financial statements of our affiliate ISA Capital do Brasil, it was necessary to record in ISA S.A. E.S.P. (Parent Company) a $38,793 million decrease in revenues from equity method, which appeared as well as a decrease in non-operating income, net income and long-term investments.

The adjustment made by ISA Capital do Brasil was due to the updating of the exchange difference of a hedging operation in accordance with best accounting practices.

Such adjustment affected the following forms that had been sent on April 30, 2007:

Form 184 – Breakdown of investments by receiving agent, line 009, total investment of ISA S.A. E.S.P. in ISA Capital do Brasil $840,485 million ($880,485 million prior to the adjustment)

Form 187 – General economic information regarding equity, line 010, book value per share including appreciation $3,244.10 ($3,282.88 prior to the adjustment); line 015, book value per share excluding appreciation $1,969.89 ($2,008.67 prior to the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

adjustment); and line 020, income per share $61.09 ($99.15 prior to the adjustment).

Form 188 – Assets and Liabilities, line 030, equity investments – equity method $1,711,105,564,540 ($1,750,628,931,082 prior to the adjustment)

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding an adjustment to revenues carried out by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 DEC 18 A 10:34

DCR

Duff and Phelps de Colombia, S.A.

Sociedad Calificadora de Valores

Bogotá, June 25, 2007

Sticker:

Colombian Financial Superintendency	barcode: 2007038062-000-000
Procedure: 053-RATING REPORTS	Date: 26/06/2007 03:51 PM
Document Type: 50-PRESENTATION	Attachments: YES Pages: 00014
REQUEST	
Applies to: 0000-000000-BLANK	Entry Sec. Day: 0882
Sender: 0084-000001 – DUFF & PHELPS DE COLOMBIA	
Addressee Dept: 141000 – Market Access Direction	
Telephone: 594 02 00	18/07/2007

Ms.
JEANNETTE FORIGUA ROJAS
Delegate Superintendent for Issuers, Investment Portfolios and other Agents
COLOMBIAN FINANCIAL SUPERINTENDENCY
Calle 7 No. 4-49
Bogota, D.C.

ENTITY:	084001
PROCEDURE:	053 RATINGS REPORTS
ACTIVITY:	31 INFORMATION SUBMITTAL
ATTACHMENTS:	01
PAGES:	14

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dear Ms. Jeannette,

We are sending you the detailed report of the periodic revisions of the ratings for the Second Common Bond Issue of Interconexión Eléctrica S.A. -ISA- in the amount of $180,000 million carried out in 1999, the Third Common Bond Issue of ISA S.A. in the amount of $130,000 million carried out in 2001, and ISA's Bond Issue and Underwriting Program in the amount of $850,000 million

Cordially yours,

(signed)

GUSTAVO ARISTIZABAL TOBON

Legal Representative

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A. Colombia Corporations

Securities Rating Corporation

(Power Sector)/(Colombia) **INTERCONEXION ELECTRICA S. A. E. S. P. (ISA S. A.)**

Ratings

Instrument Type	**Current Rating**	**Former Rating**	**Date of Change**
1999 Bonds	AAA	AAA	06/06/07
2001 Bonds	AAA	AAA	06/06/07
04-Bonds Program	AAA	AAA	06/06/07
Rating Watch			None
Perspective			Stable

Analysts

Milena Carrizosa

Carrizosa@dcrcolombia.com.co

+1 347 4573

Glaucia Calp

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

+1 317 6405

Calp@dcrcolombia.com.co

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the high-voltage transport of energy in Colombia. ISA is the parent company of an Economic Group in Colombia that carries out activities in both the power and the telecommunications sectors.

Strengths and Opportunities

- The company's leading position nationwide and the fact of being a natural monopoly.
- The internationalization strategies of the Economic Group and its current positioning in the region.
- Expertise in developing, operating and maintaining power systems with high quality standards.
- High corporate governance standards.

Drawbacks and Threats

- The regulatory risk.
- The public order situation.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- The inherent risks of the telecommunications sector because of the high investments and constant technology updates required.

June 6, 2007

Rating Summary

In its meeting of June 6, the Technical Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, after corresponding study and analysis on occasion of the periodic rating revisions of the Second Common Bond Issue of Interconexión Eléctrica S.A. -ISA- in the amount of $180,000 million carried out in 1999, the Third Common Bond Issue of ISA S.A. in the amount of $130,000 million carried out in 2001, and ISA's Bond Issue and Underwriting Program in the amount of $850,000 million, decided to uphold the **AAA** ratings and to revise from Negative to **Stable** the outlooks previously assigned, all as attested by Minutes No. 111 of the same date.

In this respect, it is necessary to clarify that obligations so rated are considered to be of the highest credit quality. Risk factors are considered to be virtually nonexistent according to the classification scale of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Rationale

The revision of the rating is based mainly on the successful completion of the process to acquire 89.4% of CTEEP's common shares, abolishing the uncertainty associated to the indebtedness required to complete the second and third stages of the transaction, transaction which implied the execution of a tender offer of unknown amount ranging between US$215 and US$430 million and whose financing was not entirely clear. Also, the rating is based on the characteristics of the energy transmission business, the competitive position of Grupo ISA, both locally and internationally, strengthened by such acquisition, the composition of the investment portfolio, the financial and operational performance of the business, the evolution of debt coverage indicators, and the sector's regulatory environment.

For the first stage of the transaction, where 50.1% of CTEEP's common shares were purchased, ISA S.A. requested a US$550 loan against its own balance sheet, of which US$230 million were used to capitalize its special-purpose company "ISA Capital do Brasil" and remaining US$320 million were extended as a loan to this company. This liability remained on ISA's balance sheet until the end of 2006, when ISA Capital do Brasil repaid the loan's full amount with funds from a bridge loan from foreign banks, thus complying with commitments to rating agencies and lending banks. Also, in order to conclude the transaction, in January 2007 ISA Capital do Brasil acquired through tender offer, the remaining 39.28% of CTEEP's common shares worth US$352 million. This amount was financed through a

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

US$204 million bridge loan obtained by ISA Capital do Brasil against its own balance sheet, and US$148 million in fresh funds contributed by ISA S.A., through a bridge loan subordinated to its total debt. At the end of January 2007, ISA Capital do Brasil restructured its short-term debt and replaced it with a US$554 million international bond issue. ISA S.A. expects to prepay the subordinated bridge loan and to reduce its debt through a stock issue to be conducted on the second half of 2007.

One of ISA's strengths lies on the characteristics of the energy transmission business as well as on the strong competitive position it enjoys in the country. Revenues from energy transmission service are regulated through CREG methodology and are determined for five-year periods, making them stable and predictable along the period, thus reducing the business' risk and vulnerability to changes in economic cycles. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly. In March 2007, after commissioning of UPME 01 and 02 projects, ISA's participation in the National Transmission System was 73.76%, measured by the as-new-replacement value of assets. This participation reaffirms ISA's position as the country's largest energy transport company.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA S.A. is the parent company of Grupo ISA, a conglomerate that has achieved a prominent competitive position in the telecommunications and energy transport businesses. In energy, ISA has an established position as promoter and developer of major electric energy transmission projects in the Andean Region, Central America, and most recently, Brazil. Currently, Grupo ISA owns 37,381 kilometers of the energy transmission grids in Latin America, occupying a position as one of the main energy transporters in the region. In Colombia, Grupo ISA, through ISA and Transelca, owns about 85% of the transmission grid at or above 220 kV. In Peru, the participation of Grupo ISA and its three affiliates totals 91%, in Bolivia, 39%, and in Brazil, 10% (participation calculated on the basis of the number of kilometers of circuit at 220 kV or above). In telecommunications, Grupo ISA is positioned as Colombia's most reliable network.

The execution of the investment plan and the inclusion of CTEEP in the second half of 2006 resulted in 87% increase in the Group's revenues between 2005 and 2006. For March 2007, revenues continued their growing trend (44%) due to the commissioning of UPME 01 and 02 projects, and the inclusion of CTEEP's revenues. Likewise, in 2006, EBITDA increased significantly to $1,113,138 million, and in March 2007, to $411,045 million. EBITDA margin for the end of 2006 at 55% dropped 10 percentage points as a consequence of expenses incurred with respect to the early retirement plan of CTEEP's employees aimed at building a more efficient company with standards along the line of the other Grupo ISA's companies. For 2007, increased revenues and efficiencies developed at CTEEP let

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EBITDA margin rise to 60%, a level consistent with past levels achieved. According to ISA's projections, for the end of 2007, the margin is expected to grow again to about 67%.

On the other hand, in order to fully comply with the Group's investment plan, the indebtedness level increased significantly during 2006 and the first quarter of 2007. The Group's debt grew by 87% between December of 2005 and 2006, as a result of completion of the first stage of CTEEP's acquisition process, the purchase of Transmantaro, and the construction of UPME 01 and 02 projects. Debt in March 2007 was 39% higher than as in December 2006 due to the additional indebtedness incurred to conclude CTEEP's stock purchase process. Despite the debt growth, the Group's EBITDA was also on the rise, a situation that compensated and preserved the Net Debt / EBITDA coverage indicator of 2.4x for the two periods under analysis. This rating company considers that these indicators agree with the rating assigned and the business' specific characteristics.

With regard to the scheme that regulates the remuneration of transmission assets in Colombia, CREG issued on February 24, 2005, Resolution 007 of 2005 setting forth for electricity providers, users, and other interested parties, the bases on which formulae for remuneration of the electric power transmission activity will be determined. A definitive Resolution is expected for the second half of 2007 sending a clear signal on the tariff framework for energy transmission companies to be applied as of January 2008. Although there is a certain degree of uncertainty about

the future tariff scheme for the transmission activity, no significant changes are expected.

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the high-voltage transport of energy in Colombia. ISA is the parent company of an Economic Group in Colombia that carries out activities in both the power and the telecommunications sectors in Colombia, Ecuador, Peru, Bolivia and Brazil.

Grupo ISA owns eight companies in the power sector: ISA, TRANSELCA, and XM -Compañía de Expertos en Mercados, in Colombia; ISA Perú, Red de Energía del Perú -REP- and TransMantaro, in Peru; ISA Bolivia, in Bolivia; and Companhia de Transmissão de Energia Elétrica Paulista in Brazil. Additionally, the Group is the owner of ISA Capital do Brasil, a special purpose company for the Group's investment in CTEEP. The Group also has international interconnections: Colombia-Venezuela, Colombia-Ecuador and Peru-Ecuador.

In the telecommunications sector the Group owns two companies in Colombia: Internexa and Flycom Comunicaciones. Internexa, in turn, acts as the parent company of Transnexa in Ecuador and Internexa Peru.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Recent Events

The year 2006 left an imprint on the history of ISA in terms of growth, both locally and internationally. In Colombia, on December 31, 2006, ISA complied with its goal of commissioning the UPME 01 project, consisting of the construction of a 500kV transmission network between Primavera and Bacata at a cost of US$103 million. The UPME 02 project, the Primavera – Bolivar 500kV interconnection, at a cost of US$171 million, was commissioned between March and May 2007.

Grupo ISA consolidated its presence in the transmission business in Peru, through the purchase of Consorcio Transmantaro S.A. During 2006, both ISA and Empresa de Energía de Bogotá, took part in the several stages of the process for acquisition of Transmantaro, completing by December 2006 the purchase of 100% of the company's capital stock. Stock ownership is as follows: Grupo ISA, 60%, and EEB, the remaining 40%. Transmantaro is an electric power transmission company that operates a 603km power grid (1,207 kilometers of circuit) at 220kV interconnecting the cities of Mantaro and Socabaya in the Peruvian Andes. The transaction totaled US$118 million.

Grupo Empresarial ISA

Grupo ISA
2001

ISA
1967

ENERGY								TELECOMMUNICATIONS	
TransMantaro S.A.	ISA CAPITAL DO BRASIL S.A.	TRANSMISSÃO PAULISTA	XM	REP Red de Energia del Perú	Transelca	ISA Peru S.A.	ISA Bolivia	Internexa	Flycom Comunicaciones
2006	2006	2006	2005	2002	1998	2001	2003	2000	1999
[60.00%]	[99.99%]	37.46%	[99.73%]	[60.00%]	[99.99%]	[82.93%] *	[99.99%] *	[99.99%]	[97.18%]

* Together with Transelca

ISA, through its affiliate Red de Energia del Perú -REP-, signed an agreement with the Ministry of Mines and Energy of Peru for expanding the transmission system and executing two initial projects: Chilca-San Juan, and Zapallal-Paramonga-Chimbote at a cost of US$70 million.

In order to participate in the Brazilian market, ISA Capital do Brasil Ltda was established on April 28, 2006 in Sao Paulo as a special purpose vehicle. ISA Capital do Brasil (SPV - ISA Colombia owner) took part in the public bidding to acquire 50.1% of common stock of Companhia de Transmissão de Energia

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Elétrica Paulista -CTEEP-. In July 2006, ISA Capital do Brasil was the winner bidder in the auction with an amount of R$1,213 million, approximately US$550 million.

CTEEP is one of the leading electric energy transmission companies in Brazil. It owns an 11,778-kilometer network (18,264 kilometers of circuits) and is acknowledged as one of the major companies in the Brazilian power sector since it transports almost all the energy consumed in the State of Sao Paulo, or 30% of the total consumed in Brazil.

To carry out such transaction, ISA, as a first step, requested a loan against its own balance sheet for US$550 million. The loan consisted of two tranches: Tranche A for US$200 million, with three-year term and 18-month grace period; and Tranche B for US$350 million, with six-month term. With such resources, ISA capitalized ISA Capital do Brasil in the amount of US$230 million and extended an intercompany loan to ISA Capital do Brasil for US$320 million, which was repaid at the end of 2006, as agreed with rating agencies and lending banks. To repay this loan, in November 2006, ISA Capital do Brasil obtained a bridge loan from ABN AMRO and JPMorgan.

In the second stage of the transaction, the seller of CTEEP's controlling interest was required to offer 10% of the company's total capital (common and preferred stock) to its employees. Preferred shares would be offered at R$24.11 per 1,000

shares (the transaction's minimum amount), 18% of common shares were offered at 50% discount on the transaction's minimum amount, and the remaining shares were offered at the minimum price. ISA, CTEEP's new controlling owner, was bound to repurchase, at a discount, the common shares offered to employees by the Sao Paulo Government. The new controlling shareholder was required to purchase at the end of the offer any common shares not acquired by employees at the minimum price set.

The transaction's third stage consisted of carrying out a Tag Along Right. This commitment was established as a way to protect minority shareholders, and according to it, whenever CTEEP's controlling shareholder sold its share, minority shareholders were entitled to adhere to the transaction and sell their minority participation; the buyer, in turn, had the obligation to purchase it.

In order to conclude the transaction, in January 2007, ISA Capital do Brasil, acquired through tender offer, additional 39.28% of CTEEP's common shares for the amount of US$352 million.

To finance the above operation, ISA Capital do Brasil obtained a US$204 million bridge loan from JPMorgan and Banco Real de Brasil, and received US$148 million capitalization from ISA. These funds were obtained by ISA through a bridge loan from ABN AMRO and JPMorgan, subordinated to its total debt. This loan will

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

be replaced in whole with the share issue and underwriting program to be conducted by ISA in domestic and international markets in the second half of 2007.

For ISA Capital do Brasil, acquisition of CTEEP meant total indebtedness of US$524 million, of which US$ 320 million corresponded to the bridge loan with ABN AMRO and JPMorgan, and US$ 204 million to the bridge loan with the same banks. In order to substitute this debt and improve its profile, ISA Capital do Brasil carried out, at the end of January 2007, an international bond issue worth US$554 million.

Also, in 2006, ISA, through its company Interligacao Elétrica de Minas Gerais, was awarded the ANEEL005/2006 project structured by Agencia Nacional de Energía Eléctrica corresponding to the 172-kilometer 500kV Neves 1-Mesquita line in the State of Minas Gerais. The concession's term is 30 years, including the 18-month construction, and commissioning is expected for October 2008.

At the end of 2006, ISA increased to 99.996% its participation in Transelca thanks to a share exchange carried out between ISA and Ecopetrol. According to the transaction, in exchange for Ecopetrol's 34.99% share in Transelca, ISA issued and delivered to Ecopetrol shares representing 5.78% of its capital stock.

In the telecommunications sector in Colombia, Internexa completed the fiber-optic interconnection with Venezuela and reinforced Colombia's fiber-optic network.

Additionally, Internexa subscribed a cooperation agreement with Empresa Propietaria de la Red -EPR- to advise it in the activities necessary to establish a telecommunications company that will administer the rights of use of SIEPAC's Fiber-Optic.

In order to strengthen its telecommunications international presence, Grupo ISA established in Peru the affiliate Internexa S.A., to interconnect Lima with the cities in the Peruvian northern coast region and the Ecuadorian southern border through a 1,200-kilometer fiber-optic network.

Upon commissioning of UPME 01 project in December 2006 and UPME 02 project between March 2007 and May 2007, ISA owned 10,000 kilometers of transmission circuit in Colombia at voltages above 110kV (March 2007). Total average availability in 2006 was 99.93% or 0.28% higher than the goal set by CREG (99.65%)

ISA's transmission network extends all over the country and is therefore highly exposed to infrastructure attacks occurring as a result of the public order conditions of the country. In 2006, 147 towers were destroyed by attacks and their recovery cost totaled $19,968 million. Between January 2007 and March 2007, nine towers were damaged which implied costs of $1,051 million for ISA.

ISA owns international interconnections between Colombia and Venezuela at 230kV, and between Colombia and Ecuador at 230kV and 138kV, which make physical energy exchanges viable. Specifically, between Ecuador and Colombia, exchanges are conducted under the scheme of international electricity transactions -TIE-, while between Venezuela and Colombia, they depend on contracts among agents. Similarly, ISA takes active part in the promotion of the electric interconnection between Colombia and Panama.

Transelca S.A.

Transelca is engaged in the provision of services of energy transport and operation of the power system in the Colombian Caribbean Coastal area. It is the second largest transmission company in Colombia with 8.47% of the assets of the National Transmission System.

For December 2006, Transelca posted $92,518 million EBITDA, equivalent to 6% increase with respect to previous year, thanks to the growth in energy connection revenues, the increase in ancillary services revenues and the implementation of operating expenses control policies. Net income totaled $26,606 million. In 2006, Transelca paid $21,808 million in dividends to ISA.

Transelca has carried out two bond issues in the domestic market worth $113,000 and $100,000 million. These issues, rated AAA by Duff & Phelps de Colombia, were totally placed and are currently outstanding.

<u>Red de Energía del Peru S.A.</u>

ISA has 30% direct participation in this company, and 30% indirect participation through affiliate TRANSELCA. Red de Energía del Peru (REP) is a company engaged in operation and maintenance of the electric infrastructure of Peruvian transmission systems along a 30-year term. The transmission assets administered by REP include 52 transmission lines with 5,399 kilometers of circuits, and 45 substations linking 19 Peruvian provinces. The company is the largest energy transporter in Peru.

As part of the Group's internationalization project, in September 2002, REP signed an agreement with Ecuadorian Transelectric S.A. for the design, procurement, construction and operation of the eléctric interconnection between Peru and Ecuador. And, in September 2004, concluded the construction of the 230kV Zarumilla-Zorritos line, corresponding to the Peruvian segment of the electric interconnection with Ecuador.

In December 2006, REP posted US$40.03 million operating income and US$10.89 million net income. During 2006, the company timely met its financial obligations

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

and coverage indicators required by creditors and groups of interest. Based on 2006 results as well as on retained earnings available to shareholders, it is expected that net income for 2007 will be around US$12 million and that US$15 million will be distributed as dividends.

Capital investments for 2007 will be close to US$100 million, of which US$17 million correspond to projects and assets of the concession and US$83 million to the expansion plan. The expansion plan will be financed through bonds to be issued in the Peruvian market. In February 2007, US$30 million corresponding to the second bond program rated AAA, were successfully placed.

ISA Peru S.A.

ISA owns 28.07% direct participation in this company and 54.86% indirect participation through Transelca. ISA Perú S.A. is a corporation established in 2001 with the purpose of carrying out concession granted by the Peruvian government for the construction and 30-year operation of the 262-kilometer 220kV Oroya-Carhuamayo-Paragsha-Vizcarra line and the 131km 138kV Aguaytía-Pucallpa (total 393 kilometers of circuit) in Peru. The first project was commissioned on August 9, 2002 and the second on September 22 of the same year. The construction of these lines allowed ISA Perú S.A. to offer increased reliability to the Peruvian transmission system since it augmented the energy transport capacity from production to consumption centers.

For December 2006, ISA Perú S.A. posted US$8.47 million EBITDA and US$2.6 million net income, respectively equivalent to 9% and 65% increase over 2005 figures. Operating results are the product of the management's continued efforts for optimal use of resources. The company timely met all the financial liabilities and coverage indicators required by creditor banks, and could therefore distribute US$6.1 million in dividends from earnings obtained in 2006 and the first half of 2006.

For 2007 EBITDA is expected to be around US$ 8.4 million, net income at US$2.6 million and dividends at US$3.2 million.

Consorcio TransMantaro S.A.

ISA owns 60% stock participation in Consorcio TransMantaro (CTM) in Peru; the remaining 40% belongs to Empresa de Energía de Bogotá S.A. ISA is analyzing the benefits for the Group of selling 50% of these shares to its affiliate Transelca through settlement of accounts.

Consorcio TransMantaro S.A. is a power transport company that interconnects the Peruvian northern-central and southern-central regions. It owns an electric transmission grid with 1,207 kilometers of 220kV circuit between the Mantaro

Valley (Junin Province) and Socabaya (Arequipa Province) interconnecting the two main transmission subsystems in Peru.

ISA Bolivia S.A.

In this company, ISA owns 51% direct participation, 48.99% indirect participation through Transelca and 0.01% through Internexa. Grupo ISA established ISA Bolivia in 2003 to carry out the construction and 30-year operation of five substations and three transmission lines. Commercial operation of the Santibañez-Sucre and Carrasco-Urubó lines started on September 17 and October 11, 2005, respectively, ahead of the initially scheduled date of October 20, 2005.

ISA Bolivia S.A. is the second largest energy transporter in Bolivia with 588 kilometers of circuit and five substations in operation. Additionally, it operates the Santibáñez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines, which started commercial operation in 2005.

During 2006, ISA Bolivia S.A. recorded US$3 million EBITDA and US$2.5 million net loss. Such results obey to the high level of amortization of pre-operating expenses incurred during the project's initial stage, as well as to income taxes. EBITDA close to US$5.7 million and US$3 million net loss are expected for 2007.

The "Strategic Alliance Agreement between the Republic of Bolivia and Power Utilities" was subscribed in March 2006. The agreement, intended to subsidize consumption of low-income population, meant operating expenses close to US$252,000 for ISA Bolivia.

Investments foreseen for 2007 include construction of the new La Arboleda substation (expected commissioning date: June 2008). This project was approved by the Bolivian Regulator for an amount of US$9.2 million; its financing sources are to be agreed with multilateral banking.

ISA Capital do Brasil S.A.

ISA Capital do Brasil Ltda. was established in Sao Paulo on April 28, 2006. On September 19, it was made into a public corporation.

In June 2006, ISA Capital do Brasil acquired 50.1% of CTEEP's common stock for US$550 million. Then, on January 12, 2007, in exercise of Tag Along Rights, ISA Capital do Brasil through public tender acquired 39.28% of CTEEP's stock for US$352 million.

Total debt for December 2006 consisted of a US$320 million bridge loan; total capital at US$230 million was contributed in cash by ISA. With these resources ISA Capital do Brasil acquired initial 50.1% of CTEEP's shares. At the beginning of

January, in order to carry out the tender offer, ISA Capital do Brasil obtained two bridge loans: one for US$204 million and a second one for US$30 million with Banco Real de Brasil. Total indebtedness equaled US$524 million. Additionally, in order to complete the amount of the transaction, ISA parent company capitalized ISA Capital do Brasil by US$148 million; total capital added up to US$378 million.

On January 19, 2007, in order to improve its debt profile, ISA Capital do Brasil carried out an international bond issue worth US$554 million. These funds totally replaced the company's debt. Bonds were rated BB (stable) by Fitchratings.

The bonds were underwritten under the following terms:

ISA Capital do Brasil Bonds

	US$ Million	Term (years)	Early Redemption	Rate
Tranche I	200	5	Years 3 and 4	7.875% SV
Tranche II	354	10	No	8.800% SV

The tranche issued at five years is redeemable in years 3 and 4. The issue's total amount (US$554 million) is guaranteed by the CTEEP shares owned by ISA Capital do Brasil. The issue also provides covenants regarding limitations on indebtedness, restricted payments and dividends, guarantees, sales of assets, mergers and transactions with affiliates, among others.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In December 2006, ISA Capital do Brasil posted US$37.9 million loss originated in the equity method loss related to its investment in CTEEP. Such loss is explained by two facts: first, revenues from this investment were obtained only starting on the second half of 2006 (when the operation was carried out), and second, all expenses incurred in relation to the early retirement plan were recorded on this date.

Likewise, total loss was also affected by the amortization of goodwill related to CTEEP acquisition and by major expenses in connection with the debt of ISA Capital do Brasil.

Compañía de Transmissão de Energía Elétrica Paulista -CTEEP-

CTEEP is responsible for a complex power system operating in the State of Sao Paulo and consisting of 18,264 kilometers of circuits and 103 550kV substations, in addition to three regional control centers and one system operation center. It also has its own telecommunications system with 145 microwave stations, 108 telephone exchanges, and about 1,800 kilometers of fiber-optic cable.

CTEEP is acknowledged as one of the best companies in the Brazilian power sector; it transports almost all the power consumed in the State of Sao Paulo equivalent to 30% of all energy produced in the country.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The arrival of Grupo ISA as CTEEP's major shareholder implied a reorganization of the company's internal structure. Accordingly, in November 2006, employees were offered an early retirement plan to which 1,534 people adhered at a cost of US$222.8 million. This measure is expected to improve the company's margins and to result in adequate returns for the business.

XM Compañía de Expertos en Mercados S.A.

XM was established in September 2005 to assume the activities related to operation planning and coordination of the resources of the National Interconnected System, administration of the commercial settlement system, and trading of energy on the wholesale energy market.

XM's capital was created by the transfer of assets and liabilities related to operation and administration of the wholesale energy market, formerly owned by ISA S.A.

Internexa S.A.

The corporate purpose of Internexa is the administration, commercialization and provision of telecommunications services, particularly national and international voice-and-data carrier services. Internexa specializes in transporting the signals of

leading telecommunications companies that provide long-distance, value-added, Internet, mobile communications and cable-television services, among others.

Internexa owns 50% of Transnexa S.A., Empresa Multinacional Andina, a telecommunications company of Ecuador. This company uses the fiber-optic interconnection cable between Ecuador and Colombia and provides carrier services between the two countries. In 2006, it paid ISA S.A. dividends worth $8,123 million.

Flycom S.A.

Flycom is engaged in providing communications, value-added and IP-based services for its own account or for third parties using LMDS (Local Multipoint Distribution System) technology that permits simultaneous distribution of voice, video, data and Internet through wireless networks.

During 2006, ISA S.A. capitalized $40,614 million in accounts receivable, thereby increasing its participation from 75.04% to 97.18%

Empresa Propietaria de la Red -EPR-

ISA owns 12.5% stake in Empresa Propietaria de la Red -EPR- (Central America). This company is responsible for the design, construction, set-up, service start-up,

operation and maintenance of the SIEPAC Project, which consists of 1,790 kilometers of transmission network at 230kV between Panama and Guatemala. Until December 2006, EPR had carried out investments worth US$63 million. Operations are scheduled to start in the first semester of 2009.

EPR is owned by Endesa Internacional S.A., Interconexión Eléctrica S.A., and the energy transmission companies of member countries – Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama.

Competitive Position

ISA is the major energy transport company in Colombia because of its nationwide coverage. Upon commissioning of projects UPME 01 (December 2006) and UPME 02 (between March 2007 and May 2007), ISA's participation in the National Transmission System was 73.76%, as measured by the as-new-replacement value of assets.

Grupo ISA, in turn, with 37,381 kilometers of networks, is one of the major energy transporters in Latin America. In Colombia, taking into consideration ISA and Transelca, the Group owns about 85% of transmission grids at 220 kV and higher voltages. In Peru, the share of the Group's three affiliates is 91%, in Bolivia, 39%, and in Brazil, 10% (shares estimated with respect to circuit kilometers at or above 220 kV).

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In telecommunications, Grupo ISA is positioned as Colombia's most reliable network, national and international carriers' carrier, and first wireless broadband operator. In the carriers' carrier and Internet services, the Group, through its affiliate Internexa, owns, respectively, 64% and 35% of the market. Value added share is very small – only, 1.5% (Flycom)

Strategy

ISA's strategy is mainly focused on achieving efficiency for all the Group's companies as well as on growth through investment in assets, business promotion, and service provision in the energy transport, telecommunications, and gas transport sectors. The Group will continue to focus its growth on target markets where it is present, such as the Andean Region and Central America, and on new markets such as the countries of the Southern Common Market (Mercosur), Chile and North America.

Grupo ISA's growth strategy is framed within the corporate guidelines for investment policy and target markets, and it is continuously carried out through identification and assessment of business opportunities.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Also, the Group's growth strategy is based on three significant pillars: efficiency in service quality, development of new financing schemes, and development and implementation of corporate good governance practices.

In the energy sector, the Group will be on the lookout for processes of sale of energy transport companies in the region, it will take part in bids for constructing and/or operating transmission grids, it will increase its share in the ancillary services market, and it will continue to promote integration of energy markets.

In the short term, growth perspectives are related to the expansion plan in Colombia through ISA, in Peru through REP, and in Brazil through CTEEP. Likewise, ISA seeks participation in the interconnection with Panama, in the Peru-Ecuador interconnection reinforcement, and in the Peru-Bolivia interconnection.

In telecommunications, the Group will take advantage of its network infrastructure, based on which it will offer carrier services both nationally and internationally. In Colombia, Internexa currently has an agreement with Telmex to reinforce the network and create new links. In Ecuador, through its affiliate Transnexa, it expects to be awarded the Quito-Machala interconnection. In Peru, it will take part in the construction of a fiber-optic network between Lima and Tumbes, and will take part in the connection between Peru and Bolivia. In Brazil, it expects to avail from the grids and consolidate that country's the fiber-optic network.

In the gas sector, the nearest project is one to take advantage of intangible assets that may offer gas transport services in Brazil.

Regulatory Framework

With regard to the methodology for remuneration of the National Transmission System -STN-, on February 24, 2005, CREG issued Resolution 007 of 2005 setting forth for electricity providers, users, and other interested parties, the bases on which formulae for remuneration of the electric power transmission activity will be determined. A definitive Resolution is expected for the second half of 2007 sending a clear signal on the tariff framework for energy transmission companies to be applied as of January 2008. Although there is a certain degree of uncertainty about the future tariff scheme for the transmission activity, no significant changes are expected. Nevertheless, Duff & Phelps will be observant of regulatory changes and their potential effect on energy transmission companies.

Financial Profile

The purchase of CTEEP means a major change on the financial structure of ISA S.A., given that such investment is larger than ISA's total operation in Colombia. Additionally, considering the above, and given that the sovereign risk of the countries where ISA has stakes is greater than Colombia's sovereign risk, from now on we will also analyze the consolidated figures for Grupo ISA.

The financial statements of ISA parent company are not comparable for the years 2005 and 2006, given that in October 2005, XM was created as an affiliate of ISA and the revenues and expenses related to CND administration were transferred to it. For that reason, ISA's operating revenues only grew 1%. Between March 2006 and March 2007, the financial statements grew 8%, aided to a large extent by the commissioning of the UPME 01 project in December 2006.

In the period between 2005 and 2006, Grupo ISA substantially increased its revenues (87%) as a result of the entrance of CTEEP in the second half of 2006. In March 2007, revenues continued along the growing trend (44%) due to commissioning of the UPME 01 project and the inclusion of CTEEP's revenues.

GRUPO ISA – Income Statement

Income Statement	2005	2006	March 2007
Revenues	1,076,495	2,016,322	666,168
EBITDA	700,049	1,113,138	411,045
EBITDA Margin	65%	55%	62%
Operating Income	488,067	338,564	257,161
Net Income	200,258	150,469	62,261

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Source: ISA E.S.P. S.A.

As a consequence of the creation of XM, at ISA S.A., operating expenses not considering provisions, depreciation and amortization, fell by 3% between 2005 and 2006. For March 2007, these expenses increased only 2% with respect to March 2006. As a consequence, ISA's EBITDA grew 3% between 2005 and 2006, and for March 2007, 8%. EBITDA margin, in turn, exhibited a favorable evolution going from 67.6% in December 2005, to 68.8% in December 2006, to 71.7% in March 2007.

Grupo ISA's EBITDA increased 59% in 2006 to $1,113,138 million and to $400,045 million in March 2007. For the end of 2006, EBITDA margin was 55% or 10 percentage points below the level of 2005, as a consequence of expenses incurred with respect to the early retirement plan of CTEEP's employees aimed at building a more efficient company with standards along the line of the other Grupo ISA's companies. In March 2007, increased revenues and efficiencies developed at CTEEP let EBITDA margin rise to 62%, a level consistent with past levels achieved. According to ISA's projections, for the end of 2007, the margin is expected to grow again to about 67%.

With regard to interest expenses at ISA S.A., significant increases of 44% and 73%, are reported both in December 2006 and in March 2007, respectively, as a result of the significant increase in debt incurred by midyear for CTEEP acquisition.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Accordingly, in March 2007, the EBITDA/interest coverage indicator was 2.6x, while in December 2006 it was 2.7x, and in December 2005, 3.8x. The EBITDA/interest coverage indicator for Grupo ISA was 4.8x in December 2006 and 3.4x in March 2007.

In December 2006, net income for ISA S.A. totaled $150,469 million, equivalent to a 20% reduction with respect to 2005. Such fall is due to increased interest expenses, the effect of exchange difference and losses from the equity method from foreign subsidiaries, mainly because of the loss associated to the investment in CTEEP as a consequence of increased expenses incurred in the early retirement plan, and also because revenues were received only starting in the second half of 2006. Net income in March 2007, was $62,265 million, 3% below March 2006, due to the increased financial expenses associated to the debt incurred for purchasing CTEEP.

In December 2006, net income for Grupo ISA was $150,469 million, or 25% less than in 2005, due to the reduction in EBITDA for expenses incurred in the early retirement plan at CTEEP. In March 2007, Grupo ISA posted net income at $62,261 million.

ISA's total assets in December 2006 were 30% higher as a result of increased construction assets (161%) from projects UPME 01 and 02 of 2003, and of 88% increase in permanent investments from higher stock participation in Transelca,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

and the acquisition of CTEEP and TransMantaro. Deferred assets increased 122% because of the increase in goodwill resulting from acquisition of TransMantaro and because of the purchase of additional 34.9% in Transelca. Such increases were offset by 100% drop in cash and banks and short-term investments used to meet investment needs. In March 2007, total assets at $6.3 billion represent 7% increase with respect to December 2006, the result of the additional participation in CTEEP.

The acquisitions and the execution of the investment plan also showed in the value of total assets of Grupo ISA, which between 2005 and 2006 grew by 119% to $12.8 billion in December 2006. In March 2007, the Group's total assets were worth $13.6 billion.

Total liabilities of ISA S.A. in 2006 were $2.5 billion and represented 47% increase on the year before. This growth was the result of 72% increase in debt and 52% in accounts receivable from related parties necessary to carry out investments made in 2006.

Total debt of ISA S.A. in December 2006 was $1.9 billion, and in March 2007, $2.2 billion. The increase in debt during 2006 is explained mainly by the US$200 syndicated loan contracted for the first stage of CTEEP acquisition and by the underwriting of the fourth and fifth tranches of the bond issue program. The increase in debt in March 2007 obeys to the US$148 million loan hired by ISA to

capitalize ISA Capital do Brasil, a loan which is subordinated to its total debt. In the second semester of 2007, ISA plans to issue shares in order to prepay the subordinated bridge loan.

In March 2007, bond issues represented 42% of ISA's total debt. Last payment of the first bond issue ($130,000 million) in the amount of $35,000 million was made in 2006; in April same year, $101,562 million of the second bond issue were amortized. The fourth and fifth tranches of the bond issue and underwriting program worth $228,500 were placed during 2006. In March 2007, bond debt amounted to $815,652 million.

The Group's total debt in December 2006 was $3.5 billion, 87% up on December 2005. In March 2007, total debt of Grupo ISA was $4.9 billion, 39% higher than in December 2006. Despite the debt growth, the Group's EBITDA was also on the rise, a situation that compensated and preserved the Net Debt / EBITDA coverage indicator of 2.4x for the two periods under analysis. This rating company considers that these indicators agree with the rating assigned and the business' specific characteristics.

Characteristics of Bond issues

Issue	Amount $MM	Interest Rate	Maturity Date

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Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Second	59,700	DTF+ 2.5	13-Apr-09
Second	30,879	IPC+ 10	13-Apr-09
Third	130,000	IPC+ 8.10	16-Jul-11
Program Tranche 1	100,000	IPC+ 7.0	20-Feb-11
Program Tranche 2	150,000	IPC+ 7.3	20-Feb-11
Program Tranche 3	108,865	IPC+ 7.19	07-Dec-19
Program Tranche 4	118,500	IPC + 4.58	07-Apr-26
Program Tranche 5	110,000	IPC + 4.84	21-Sept- 13
Capitalized Interest	7.708		
TOTAL	815,652		

Source: ISA S.A. ESP

Total equity of Grupo ISA in 2006 equaled $3.3 billion, 19% up on previous year, as a result of the share issue conducted on occasion of Transelca's ownership exchange with Ecopetrol. In the operation, ISA issued shares to be delivered to Ecopetrol in exchange for this latter company's participation in Transelca. Ecopetrol received 5.78% of ISA's stock. The operation was approved by the special Shareholders' Meeting held in November 2006 and all shareholders diluted their stock ownership. In accounting terms, the increase in equity is supported on the increase in additional paid-in capital resulting from the difference between the agreed value and the par value. Another factor contributing to the equity increase was the increase in equity revaluation resulting from the yearly updating of property, plant and equipment.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Summary – INTERCONEXIÓN ELÉCTRICA S.A.

(Millions of Pesos)

	3M 2007	2006	3M 2006	2005	2004	2003	2002
Financial Indicators							
EBITDA/Financial Interest (X)	2.6	2.7	4.0	3.8	3.8	3.1	3.2
Total Financial Debt/EBITDA (X)	4.2	3.9	2.2	2.3	2.4	2.9	3.8
Net Financial Debt/EBITDA (X)	4 1	3.8	2.1	2.1	2.0	2.5	3.7
Total Financial Debt/Capitalization (%)	40.1%	36.8%	28.2%	28.7%	30.6%	35.4%	50.0%
Income Statement							
Net Sales	184,454	714,704	171,272	708,280	712,206	657,148	570,635
Change %	7.7%	0.9%	-4.8%	-0.6%	8.4%	15.2%	6.1%
EBITDA	132,236	491,741	119,987	478,858	488,643	461,394	416,764
EBITDA Margin (%)	71.7%	68.8%	70.1%	67.6%	68.6%	70.2%	73.0%
Depreciation and Amortization	40,199	100.682	23,570	118,093	117,842	134,947	109,672
EBIT	92,037	391,058	96,417	360,765	370,801	326,447	307,092
Financial Interest	51,509	181,189	29,860	126,130	129,481	148,646	130,857
Financing Cost - Estimated (%)*	2.5%	11.9%	10.9%	11.0%	10.4%	10.2%	8.5%
Net Income	62,265	150,469	64,380	187,179	140,015	81,453	23,919
Average Return on Equity (%)	1.9%	4.9%	9.3%	6.9%	5.5%	4.1%	1.6%
Cash Flow							
Operating Cash Flow	NA	404,425	NA	441,491	421,310	427,539	437,204
Working Capital Variation	NA	-77,049	NA	-1,652	10,614	241,400	-13,230
Net Operating Cash Flow	NA	298,826	NA	371,957	363,166	621,942	393,572
Capital Investments	NA	-462,387	NA	-139,994	-22,493	-29,557	-83,880
Fixed Asset Acquisitions and Sales, Net	NA	-566,230	NA	9,684	-4,269	18	-100,141
Other Investments, Net	NA	-131,166	NA	-3,854	-45,160	-20,940	-28,025

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Traductora Oficial
Resolución Minjusticia ? 157
Noviembre 20 de 1989

Debt Variation, Net	NA	956,149	NA	-117,752	-71,744	-402,300	-220,344
Capital Variation, Net	NA	0	NA	5	415	17,208	113,606
Dividend Payment	NA	-118,880	NA	-99,395	-106,731	-56,304	-116,372
Other Financing, Net	NA	-41,478	NA	-98,654	-73,052	0	0
Cash and Marketable Securities Variation, Net	NA	-58,166	NA	-78,003	40,132	130,067	-41,584
	NA		NA				
Available Cash Flow	NA	-228,885	NA	211,082	347,283	524,591	188,797
Balance Sheet							
Cash and Current Investments	50,805	60,178	44,859	118,345	196,346	156,214	45,098
Total Assets	6,275,292	5,875,833	4,580,581	4,529,457	4,453,262	4,314,981	2,957,854
Short-term Financial Debt	189,477	192,447	219,637	230,959	143,871	328,388	300,533
Long-term Financial Debt	2,019,700	1,738,473	856,983	890,192	1,029,251	987,682	1,287,822
Off-Balance Financial Liabilities	0	0	0	0	0	0	0
Total Financial Debt	2,209,177	1,930,920	1,076,620	1,121,150	1,173,121	1,316,070	1,588,355
Equity (Inc. Minority Interest)	3,306,608	3,313,068	2,735,841	2,786,702	2,655,900	2,397,107	1,589,876
Capitalization	5,515,785	5,243,988	3,812,461	3,907,852	3,829,021	3,713,177	3,178,231
	16%	72%					
Liquidity							
Short-term Debt/Total Financial Debt	8.6%	10.0%	20.4%	20.6%	12.3%	25.0%	18.9%
Cash and Current Investment/ Short-term Debt (X)	0.3	0.3	0.2	0.5	1.4	0.5	0.2
EBITDA/(Short-term Debt+Financial Expenses) (X)	1.3	1.3	1.4	1.3	1.8	0.97	0.97
Long-term Debt Maturities	31/12/08	31/12/09	31/12/10	31/12/11	31/12/12		
	387,347	188,886	827,590	269,975	1,214,672		

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

A rating by Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores is a professional opinion and does not pretend to be a recommendation to purchase, sell o hold an investment, nor does it constitute a guarantee of compliance of the obligations of the company subject of the rating. The information has been obtained from sources presumed to be reliable and accurate; therefore our firm is not liable for errors, omissions or the results obtained from the use of this information.

Members of the Rating Technical Committee taking part in the meeting where this(these) rating(s) was(were) assigned*: Gustavo Aristizabal, Juan Camilo Cabrera, Carlos Ramirez, Glaucia Calp and Helena De La Torre.

*Résumés of Members of the Technical Committee can be found on the Web page of the rating entity: www.dcrcolombia.com.co

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the *undersigned* **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 39 pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA GUARANTEES US$40 MILLION LOAN

Today, June 29, 2007, Empresa Propietaria de la Red, Costa Rica Branch, subscribed with Banco Centroamericano de Integración Económica -BCIE- a US$40 million loan agreement with 20 year term, for partial financing of the project "Electric Interconnection System for Central America -SIEPAC-". Interconexión Eléctrica S.A. E.S.P. -ISA-, together with EPR, act as joint and several guarantors for the loan. ISA's guarantee is equivalent to its stock ownership in EPR.

By guaranteeing this loan, ISA completes all the commitments contained in the shareholders agreement under which it became, in February 2005, EPR's eighth partner, with the same stock participation of 12.5% and the same rights and obligations as the other members.

Empresa Propietaria de la Red S.A. -EPR- is a private company, which under the Central American Power Market Framework Treaty was given permission, authorization or concession, as the case may be, to construct and exploit the first regional electric interconnection system (SIEPAC Project). Members of EPR are the power companies of Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, and Panamá, as well as Spanish ENDESA, and ISA.

To finance upcoming EPR investments, Banco Interamericano de Desarrollo -BID- has extended loans guaranteed by each Central American country totaling US$240 million,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

which are transferred as loans to EPR for its execution. Also, BCIE has granted EPR a US$40 million loan guaranteed by ENDESA plus the one subscribed today for US$40 million guaranteed by ISA.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding a loan guaranteed by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellin, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Board of Directors of ISA, in meeting 653 held on June 29, 2007, authorized the sale of shares of the company by the following managers: Hernán Martínez T., as member of the Board of Directors - 30,000 shares; the Operations and Commercial Deputy Manager – 1,264 shares; the Accounting and Costing Director – 10,359 shares. The authorizations were granted considering that the operations comply with the Law and with Decision 60 of December 20, 2006 of the Board of Directors. The decision was unanimously approved, without participation of the Board member interested.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding authorizations granted by the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Board of Directors of ISA, in meeting 653 held on June 29, 2007, authorized the sale of shares of the company by the following managers: Hernán Martínez T., as member of the Board of Directors - 30,000 shares; the Operations and Commercial Deputy Manager – 1,264 shares; the Accounting and Costing Director – 10,359 shares. The authorizations were granted considering that the operations comply with the Law and with Decision 60 of December 20, 2006 of the Board of Directors. The decision was unanimously approved, without participation of the Board member interested.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding authorizations granted by the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

12

MORE DIVIDENDS FOR ISA SHAREHOLDERS

Starting Wednesday the Company pays the second of four installments

Starting this Wednesday, July 18, close to 632,000 shareholders of ISA will receive the second of the four quarterly installments of $32 per share approved by the Shareholders' Meeting held on March 30.

Shareholders will receive $128 dividend per share, payable in four installments. Two installments have already matured; the remaining two will be paid on October 18 of 2007, and January 18 of 2008.

This dividend distribution corresponds to 6.67% increase on dividend per share paid in 2005, a fact that ratifies the growing trend in dividend paid by ISA since its arrival to the capital market.

The dividend will be paid as follows:

SHAREHOLDER	NUMBER OF SHARES	PARTICIPATION %	TOTAL DIVIDEND PAYABLE (4 INSTALLMENTS)	PAYMENT JULY 18, 2007
The State	569,472,561	55.87%	72,892,487,808	18,223,121,952
EPM	102,582,317	10.06%	13,130,536,576	3,282,634,144
EEB	17,535,441	1.72%	2,244,536,448	561,134,112
ECOPETROL	58,925,480	5.78%	7,542,461,440	1,885,615,360
Other shareholders	270,751,364	26.56%	34,656,174,592	8,664,043,648
TOTAL	1,019,267,163	100.00%	130,466,196,864	32,616,549,216

Since uncollected dividends do not earn any return or interest, ISA invites its shareholders to collect their dividends timely.

This Wednesday, July 18, dividends will be paid to any shareholder appearing as holder of shares on July 3, that is, before the ex-dividend period.

In the current case, ex-dividend period starts on July 2 and ends on July 18 of 2007.

For further information, shareholders may visit www.isa.com.co or call the toll-free line 01 8000 11 5000. Additionally, shareholders in Medellín may ask for additional information at telephone 360 24 72.

INVESTING MORE IN LIFE

ISA – ENERGY AND TELECOMMUNICATIONS

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding dividend payment by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

073

(13)

RECEIVED
2007 DEC 18 A [illegible]
[illegible]

ISA POSTPONES UNDERWRITING OF COMMON SHARES IN THE INTERNATIONAL MARKET

Today, ISA decided to postpone the underwriting of 59.2 million shares of the tranche that was to be placed abroad. The decision was made after considering with international advisors that current market conditions, particularly the high price volatility of the share in recent weeks, are not the most appropriate for its offer, and that postponement of the operation does not compromise at all the company's solidity,

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding postponement of ISA shares underwriting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución MinJusticia 3157
Noviembre 20 de 1989

(14)

RECEIVED
2007 DEC 18 A 10:24

ATTACHMENT

In regular meeting held in July, the Board of Directors of ISA Capital do Brasil (an affiliate of Grupo ISA) approved the constitution of a new corporation called "ISA Participacoes do Brasil Ltda". The stock participation of ISA Capital do Brasil in this new corporation will be 99.99%.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding the constitution of a new corporation in Brazil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2001 DEC 18 A 10:24

(15)

REPORT SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

(16)

075

RECEIVED
2007 DEC 19 A 11:21

GRUPO ISA'S NET INCOME AT THE END OF THE FIRST SEMESTER TOTALED $89,385 MILLION

- *Operating income 117% up on 2006*

Millions of pesos	Real Accumulated June 2007	Real Accumulated June 2006	Variation	Variation %
Grupo ISA's Income Statement				
Revenues	1,374,805	575,526	799,279	139%
Costs and expenses	-780,872	-302,174	-478,698	158%
EBITDA	887,487	384,094	503,393	131%
Operating income	593,933	273,352	320,581	117%
Non-operating income	-28,100	-69,641	41,541	-60%
Pre-tax income	565,833	203,711	362,122	178%
Income tax	-216,596	-26,141	-190,454	729%
Net income before minority interest	349,237	177,570	171,668	97%
Minority interest	259,852	21,371	238,481	1116%
Net income	89,385	156,198	-66,813	-43%
EBITDA Margin	65%	67%		
Operating Margin	43%	47%		
Net Margin	7%	27%		
Grupo ISA's Balance Sheet	**June 2007**	**Dec 2006**	**Variation**	**Variation %**
Assets	12,732,095	12,861,199	-129,104	-1%
Liabilities	6,596,429	6,133,781	462,648	8%
Minority interest	2,824,698	3,413,044	-588,346	-17%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Equity	3,310,968	3,314,374	-3,406	0%
Total Leverage	52%	48%		

At $89,385 million, net income of Grupo Empresarial ISA for the end of the first semester represents 43% drop with respect to same period a year earlier. Such a decline is explained mainly by increased financial expenses incurred on acquisition of investments and by amortization of related commercial loans.

These results are significantly influenced by the operations conducted during the second half of 2006 in order for ISA Capital do Brasil and Companhia de Transmissão de Energia Elétrica Paulista -CTEEP- to become part of Grupo Empresarial ISA, and which affect information for matters of comparison between 2006 and 2007.

Operating income for the Group totaled $593,933 million, 117% up on a year earlier. This variation is the result of the arrival to the Group of the Brazilian companies and of Peruvian Transmantaro.

Operating revenues increased $799,279 million (139%) to $1,374,805 million, with 94% of this variation explained by CTEEP.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The energy sector accounts for 97% of revenues, while telecommunications account for 3%. By countries, 54% corresponds to Brazil, 37% to Colombia, 8% to Peru, and 1% to Bolivia.

As to operating expenses, $478,698 million increase (158%) with respect to the same period a year earlier is due to consolidation of accounts of ISA Capital do Brasil, CTEEP and Transmantaro which explain 95% of such increase.

As a result, Grupo ISA's EBITDA totals $887,487 million, EBITDA margin 65%, and operating margin 43%.

Non-operating results improved by $41,541 million, due mainly to CTEEP's revenues earned in negotiations with Electropaulo and which were partly offset by increased financial expenses incurred by the Group's companies to finance investments.

As a result of all the above, pre-tax income increased 178% from $203,711 million to $565,833 million.

Income tax provision at $216,596 million represents 729% increase ($190,454 million), 93% ($177,637 million) of which is explained by CTEEP.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Minority interest grew 1,116% from $21,371 million to $259,852 million, a variation that is mostly explained by CTEEP and Transmantaro minority participation.

- Consolidated Balance Sheet (Grupo ISA)

Grupo ISA's assets at $12,732,095 million represent 1% drop with respect to last year's closing. This variation is explained by the use of resources to pay for the early retirement plan implemented at CTEEP-PDV, which was accrued at last year closing and paid mostly during this first half of 2007.

The Group's liabilities totaled $6,596,429 million and are equivalent to 8% increase, which is accounted for by the debt contracted to cover CTEEP tender offer.

Financial liabilities amount to $4,315,740 million, 55% of which are debts of the Colombian companies and 31% of those in Brazil.

RESULTS OF ISA, PARENT COMPANY

Millions of pesos	Real Accumulated	Real Accumulated	Variation	Variation %

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA (Parent Company)'s Income Statement	June 2007	June 2006		
Revenues	374,091	347,763	26,328	8%
Costs and expenses	-181,480	-155,032	-26,447	17%
EBITDA	266,804	247,333	19,471	8%
Operating income	192,611	192,731	-120	0%
Non-operating income	-82,073	-22,803	-59,269	260%
Pre-tax income	110,538	169,927	-59,389	-35%
Income tax provision	-21,503	-13,726	-7,327	53%
Net income	89,486	156,201	-66,716	-43%
EBITDA Margin	71%	71%		
Operating Margin	51%	55%		
Net Margin	24%	45%		

Grupo ISA's Balance Sheet	June 2007	Dec 2006	Variation	Variation %
ASSETS	6,133,811	5,875,833	257,978	4%
LIABILITIES	2,790,403	2,562,766	227,637	9%
EQUITY	3,343,408	3,313,067	30,341	1%
TOTAL LEVERAGE	45%	44%		

As of the end of the first semester, ISA, the Group's parent company posted $89,486 million in earnings, equivalent to 43% drop with respect to the same period a year earlier. Such drop is explained by increased expenses resulting from amortization of goodwill incurred on purchase of additional 34.99% of Transelca, increased depreciation of recently commissioned assets (UPME

01 and UPME 02), and increased financial expenses from debt hired to finance investments.

Commissioning of UPME 01 and UPME 02 projects resulted in increased revenues from remuneration of new assets and optimization of costs and expenses. Nevertheless, ISA's operating performance has been affected by the behavior of macroeconomic variables, namely:

- 12.43% actual devaluation as of June 30 versus 0.83% expected devaluation.
- 1.27% actual PPI versus 4.54% projected PPI. As a consequence, operating revenues totaled $374,091 million, equivalent to 8% increase with respect to same period a year ago and below 12% expected growth in operating revenues.

Operating expenses for the end of the first semester grew by 17% as a result of: charge-off of studies (a new policy adopted by the company), amortization of goodwill incurred on purchase of increased participation in Transelca, increased depreciation expense of newly-commissioned assets, increase in actuarial estimates, and increase in allowance for doubtful accounts.

EBITDA for ISA, parent company, was $266,804 million, EBITDA margin 71%, and operating margin 51%.

Regarding non-operating results, the increased loss with respect to same period of 2006 is the result of higher financial expenses incurred on acquisition of investments and lower revenues from equity method, particularly of affiliate Transelca due to revaluation effect.

With respect to June 2006, pre-tax income fell 35% to $110,538 million. Income tax provision is estimated at $21.053 million, 53% higher than a year ago, since last year, the company was entitled to a special deduction on assets for construction of the UPME projects.

- **Balance Sheet of ISA, the Group's parent company**

ISA's assets at $6,133,811 million represent 4% increase with respect to last year's closing. 61% of these assets correspond to property, plant and equipment (including re-appraisals) and 27% to investments in affiliates in Colombia, Brazil, Peru and Bolivia.

Investments in corporations increased associated in turn to increased deferred assets and other assets that are explained by goodwill recognized in such transactions.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Liabilities increased as well, mainly due to contracting of new financial liabilities; the high credit risk ratings remained unaltered.

As to equity, the decrease is accounted for by dividends declared in the Shareholders' Meeting and by lower equity revaluation due to accrued equity tax.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in eight pages of a financial report for the first semester of 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución MinJusticia 3157
Noviembre 20 de 1989

(17)

RECEIVED
2007 DEC 19 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT

GRUPO ISA'S TELECOMMUNICATIONS AFFILIATES TO MERGE

The Boards of Directors of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P., telecommunications companies of Grupo ISA, in meetings held on July 31 approved initiation of a process for merging the corporations as part of the Group's business strategy to attain leadership and recognition as largest energy and data transporter in Latin America.

The decision is based on recent strategic analysis conducted by the Group where the recommendation is to focus on wholesale transport of energy, telecommunications and gas, both locally and internationally.

On the whole, upon consideration of technological changes and the growing trend towards consolidation of competitors in the telecommunications markets, the industry gives privilege to the carrier business instead of focusing on end consumers.

The merger will not affect the service rendered to customers of the two companies, and the quality and availability levels for the various telecommunications solutions will continue as agreed.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA's telecommunications expertise

In the 1990s, ISA developed its own telecommunications network to serve the National Interconnected System, thus becoming the largest private network operator in the country. At the end of the decade, it opened its doors to the market offering data transport and value added services.

In January 2000, ISA established Internexa and assigned to it its value added and basic carrier licenses. In April of the same year, it acquired a participation in FirstMark Communications Colombia S.A. (FMCCo).

In June 2000, FMCCo was awarded one of the two national LMDS licenses granted by the Colombian government and received authorization to provide telecommunications and value added services.

Structuring of the company and implementation of the access network took place during the 2000-2001 period. In May 2002, the company changed its corporate name to Flycom Comunicaciones S.A. E.S.P, a company with national LMDS (Local Multipoint Distribution System) license for broadband access that permits simultaneous voice, data, video and Internet distribution through wireless networks.

As a result of this growth process, Grupo ISA has today 63.7% share of the carriers' carrier business, 35.4% of Internet transport, and 1.59% of value added.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Shareholding

INTERNEXA S.A. E.S.P.

- ISA 99.99%
- Others 0.01%

FLYCOM COMUNICACIONES S.A.

- ISA 97.18%
- FirstMark Communications Latin America (FMCLA) 2.81%
- Others 0.01%

WE LINK COUNTRIES WITH ENERGY

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of an attachment regarding a merger of two telecommunications companies of Grupo ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, August 31, 2007.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(18) 386

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
14	07/11/2007	15:01:20	Business Lines	Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, a Grupo ISA company located in Brazil, was awarded Group A in auction held by Agência Nacional de Energia Elétrica -ANEEL-	See attachment
13	31/10/2007	16:35:18	Issuer's financial issues	Grupo ISA's Income as of the end of September 2007 totaled $179,850 million	See attachment
12	29/10/2007	10:53:54	Decisions of the Board of Directors	ISA's Board of Directors, in meeting No. 657 held on October 26, through Decisions 69 and 70 modified Decisions 67 and 68, which approved the Ruling and Prospectus for the Issue and Placement of common shares of ISA.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

11	29/10/2007	09:03:59	Pre-agreed operations	This Superintendency received communication 2007064471 regarding a transfer of shares of ISA between the same beneficial owner. See attachment.	See attachment
10	17/10/2007	14:24:37	Earnings or Losses Project approved by the Shareholders' Meeting	Tomorrow, October 18, shareholders of ISA will receive the third of the four quarterly installments of $32 per share approved as dividend by the Shareholders' Meeting. See attachment.	See attachment
9	11/10/2007	16:54:44	Merger	The Special Shareholders' Meetings of Internexa S.A. E.S.P and Flycom Comunicaciones S.A. E.S.P, affiliates of Grupo ISA, held today, approved the project of merger under which Internexa will absorb Flycom	See attachment
8	11/10/2007	08:24:28	Issuer's financial issues	At closing of August, Grupo ISA posted $105,633 million income.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

7	04/10/2007	08:11:09	Investment in other corporations	Yesterday, October 3 of 2007, Grupo ISA's affiliate, XM Compañia de Expertos en Mercados S.A. E.S.P. – XM S.A. E.S.P., subscribed the public deed to incorporate Camara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-. See attachment.	See attachment
6	01/10/2007	15:36:35	Decisions of the Board of Directors	The Board of Directors of Interconexión Eléctrica S.A. E.S.P. approved the prospectus for issuing, subscribing and placing fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares of ISA.	See attachment
5	01/10/2007	09:03:10	Decisions of the Board of Directors	The Board of Directors of Interconexión Eléctrica S.A. E.S.P. approved in its latest meeting the ruling for issuing, subscribing and placing common shares of ISA. See attachment.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

4	21/09/2007	12:02:52	Decisions of the Board of Directors	The Board of Directors of ISA in meeting No. 655 approved Monday, March 31, as the date for the Regular Shareholders' Meeting of 2008.	N/A
3	19/09/2007	10:46:32	Merger	The Boards of Directors of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P., Grupo ISA affiliates, approved convening of Special Shareholders' Meeting. See attachment.	See attachment
2	04/09/2007	08:37:41	Decisions of the Board of Directors	The Board of Directors of ISA, in its latest regular meeting, approved to amend the Company's Code of Good Governance, Title II – Action Framework, Chapter I – Corporate Reference Framework.	See attachment
1	03/09/2007	09:37:12	Issuer's financial issues	Grupo ISA'S net income as of July 31st totaled $92,265 million	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on November 13, 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

03-09-2007

19

091

RECEIVED

2007 DEC 18 A 9:24

Grupo ISA'S net income as of July 31st totaled $92,265 million

August 31, 2007

As of July 31st, Grupo ISA's net income stood at $92,265 million, a figure that is explained by the increased financial expenses incurred on acquisition of investments for the Group's expansion and the amortization of related commercial loans.

As compared with the same period a year ago, these results are significantly influenced by the operations conducted during the second half of 2006 in order for ISA Capital do Brasil and Companhia de Transmissão de Energia Elétrica Paulista -CTEEP- to become part of Grupo Empresarial ISA, and which affect information for matters of comparison between 2006 and 2007.

Operating income 121% up on 2006

As of July's close, operating income for the Group totaled $717,486 million, 121% up on a year earlier.

Operating revenues increased $953,943 million (141%) to $1,629,137 million, with 97% of this variation explained by CTEEP.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The energy sector accounts for 96.7% of revenues, while telecommunications account for 3.3%. By countries, 55.2% corresponds to Brazil, 36.3% to Colombia, 7.9% to Peru and 0.6% to Bolivia.

As to operating expenses, $560,421-million increase (160%) with respect to the same period a year earlier was due to consolidation of accounts of ISA Capital do Brasil, CTEEP and Transmantaro, companies which explain 95% of such increase.

As a result, Grupo ISA's EBITDA totaled $1,060,379 million, EBITDA margin 65%, and operating margin 44%.

Non-operating results improved by $44,683 million, due mainly to CTEEP's revenues earned in negotiations with Electropaulo

As a result of all the above, pre-tax income increased 203% from $216,163 million to $654,369 million.

Income tax provision at $256,269 million represented 734% increase ($225,544 million), 94% ($212,409 million) of which is explained by CTEEP.

Minority interest grew 1,585% from $18,145 million to $305,835 million, a variation that is mostly explained by CTEEP and Transmantaro minority participation.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Consolidated Balance Sheet (Grupo ISA)

As of July 31st, Grupo ISA's assets stood at $12,642,489 million, with a .... (sic)

Financial liabilities amounted to $4,366,647 million, 55% of which are debts of the Colombian companies and 31% of those in Brazil.

	Real Accum. July 2007	Real Accum. July 2006	Variation	Variation %
Grupo ISA – Income Statement				
Revenues	1,629,137	675,193	953,943	141%
Costs and Expenses	-911,651	-351,230	-560,421	160%
Operating Income	717,486	323,964	393,522	121%
EBITDA	1,060,379	452,190	608,189	134%
Non-operating Income	-63,117	-107,801	44,683	-41%
Pre-tax Income	654,369	216,163	438,206	203%
Income Tax	-256,269	-30,725	-225,544	734%
Net income before Minority Interest	398,100	185,438	212,662	115%
Minority Interest	305,835	18,145	237,690	1585%
Net Income	92,265	167,293	-75,028	-45%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EBITDA Margin	65%	67%	
Operating Margin	44%	48%	
Net Margin	6%	25%	

Grupo ISA – Balance Sheet	July 2007	December 2006	Variation	% Variation
Assets	12,642,489	12,861,199	-218,710	-2%
Liabilities	6,522,323	6,133,781	388,542	6%
Minority Interest	2,780,587	3,413,044	-632,457	-19%
Equity	3,339,579	3,314,374	25,205	1%
Total Leverage	52%	48%		

In millions of Colombian pesos

Results of ISA, the Group's parent company

As of the end of the period, ISA, the Group's parent company, posted $92,265 million in earnings, a figure that when compared to same period a year ago, is explained by increased expenses resulting from amortization of goodwill incurred on purchase of additional participation in Transelca plus acquisition of TransMantaro, amortization of studies, and increased financial expenses corresponding to debt incurred to finance investments.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA's operating performance was affected by the behavior of macroeconomic variables: 11.9% actual revaluation as of July 31st versus 1% expected devaluation; -1.7% actual PPI versus 4.49% projected PPI.

Nevertheless, commissioning of UPME 01 and UPME 02 projects to link the country's central and Atlantic Coast regions via a 500kV power corridor, resulted in increased revenues from remuneration of new assets and optimization of costs and expenses.

Operating revenues totaled $437,182 million, equivalent to 7% increase with respect to same period a year ago, while operating expenses grew by 16% as a result of:

- Adoption of a new policy regarding studies.
- Amortization of goodwill incurred on purchase of increased participation in Transelca plus acquisition of TransMantaro.
- Increased depreciation expense because of newly-commissioned assets.
- Increase in actuarial estimates and in allowances for doubtful accounts.

Accordingly, EBITDA for ISA, parent company, was $312,846 million, EBITDA margin 72%, and operating margin 52%.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Regarding non-operating results, the increased loss with respect to same period of 2006 is the result of:

- Higher financial expenses incurred on acquisition of investments.
- Lower revenues from equity method, particularly of affiliate Transelca.
- The effect of revaluation and the losses of new affiliate ISA Capital do Brasil, resulting from financial expenses and amortization of goodwill in purchase of CTEEP

Pre-tax income totaled $114,645 million. Income tax provision is estimated at $22,380 million, 49% higher than a year ago, because last year, the company was entitled to a special deduction for investment in fixed assets.

Balance Sheet of ISA, the Group's parent company

ISA's assets at $6,141,413 million represent 5% increase with respect to last year's closing. 61% of these assets correspond to property, plant and equipment and 35% to investments in affiliates in Colombia, Brazil, Peru and Bolivia.

Investments in corporations increased associated in turn to increased deferred assets and other assets that are explained by goodwill recognized in such transactions.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Liabilities increased as well, mainly due to contracting of new financial liabilities; however, the high credit-risk ratings remained unaltered.

As to equity, the decrease is accounted for by dividends declared in the Shareholders' Meeting and by lower equity revaluation due to accrued equity tax.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a report on ISA's financial figures.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

04-09-2007

(20)

ATTACHMENT

The Board of Directors of ISA, in regular meeting held on August 31, 2007 approved to amend the Company's Code of Good Governance, Title II – Action Framework, Chapter I – Corporate Reference Framework, in the section of Corporate Social Responsibility regarding commitments to Interest Groups, as follows:

INTEREST GROUPS	COMMITMENTS
Shareholders and Investors	Profitable growth and creation of value
Workers	Contribute to their integral development and value their contribution to the organization.
Customers	Sustainable relationship; quality and competitive costing; reliable communications
Suppliers	Transparency, equity and clear rules.
Society	Respect for human rights; delivery of quality and efficient services; timely disclosure of public-interest information; contribution to sustainable development and social well being
The State	Respect and strengthen the Rule of Law

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding an amendment to ISA's Code of Good Governance.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Internexa

Medellín, September 19, 2007

Convening of Special Shareholders' Meeting of Internexa S.A. E.S.P.

The General Manager of **Internexa S.A. E.S.P.** invites all shareholders to the Special Meeting to be held at the Board Room of Interconexión Eléctrica S.A. E.S.P. located in Medellín at calle 12 Sur No. 18-168, Building 1, third floor, on Thursday, October 11 of 2007, at eight o'clock (8:00 a.m.) in the morning.

Shareholders unable to attend the meeting may be represented through proxy granted by letter, telegram, fax or any other written medium addressed to the Juridical Manager of the corporation.

The following agenda will be considered at the meeting:

1. Verification of quorum.
2. Election of the Chairman and Secretary of the Meeting.
3. Propositions

   Approval of Merger Draft of **Flycom Comunicaciones S.A. E.S.P.** into Internexa S.A. E.S.P.
4. Reading and approval of the Meeting's minute.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia [illegible]
Noviembre 20 de [illegible]

Absent or dissenting shareholders shall be entitled to exercise the right of withdrawal as established by law.

Starting September 20, 2007, the Merger Draft, its corresponding attachments and other documents of the Corporation will be available to shareholders, at the main offices of **Internexa S.A. E.S.P.**, in Medellín, Antioquia, calle 12 sur No. 18-168, building 5, second floor, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

GENARO GARCIA DOMINGUEZ

General Manager

A **Grupo ISA**

Company

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Convening of a Special Shareholders' Meeting of Internexa S.A. E.S.P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Flycom Comunicaciones

Medellín, September 19, 2007

Convening of Special Shareholders' Meeting of Flycom Comunicaciones S.A. E.S.P.

The General Manager of **Flycom Comunicaciones S.A. E.S.P.** invites all shareholders to the Special Meeting to be held at the Board Room of Interconexión Eléctrica S.A. E.S.P. located in Medellín at calle 12 Sur No. 18-168, Building 1, third floor, on Thursday, October 11 of 2007, at ten o'clock (10:00 a.m.) in the morning.

Shareholders unable to attend the meeting may be represented through proxy granted by letter, telegram, fax or any other written medium addressed to the Secretary General of the corporation.

The following agenda will be considered at the meeting:

1) Verification of quorum.
2) Election of the Chairman and Secretary of the Meeting.
3) Propositions

   Approval of Merger Draft of **Flycom Comunicaciones S.A. E.S.P.** into Internexa S.A. E.S.P.
4) Reading and approval of the Meeting's minute.

ANA LUCIA URIB...
Traductora O...
Resolución Minj...
Noviembre 20 de ...

Absent or dissenting shareholders shall be entitled to exercise the right of withdrawal as established by law.

Starting September 20, 2007, the Merger Draft, its corresponding attachments and other documents of the Corporation will be available to shareholders, at the main offices of **Flycom Comunicaciones S.A. E.S.P.**, in Medellín, Antioquia, calle 12 sur No. 18-168, building 5, first floor, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

WILLIAM ARANGO NIÑO

General Manager

A **Grupo ISA**

Company

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Convening of a Special Shareholders' Meeting of Flycom Comunicaciones S.A. E.S.P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

22

RECEIVED
2001 DEC 18 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**REPORT SUBMITTED TO COLOMBIAN SECURITIES COMMISSION
WITHOUT ATTACHMENT**

01-10-2007

(93)

ATTACHMENT

In meeting held on September 28, 2007, the Board of Directors of **Interconexión Eléctrica S.A. E.S.P.**, empowered by Article 34 (11), (15) and (16) of the Articles of Incorporation, approved the ruling for issuing, subscribing and placing fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares of ISA.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding the issuing of ISA shares.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

01 - 10 - 2007

(24)

ATTACHMENT

To supplement the information disclosed today, we hereby inform that in its latest meeting, the Board of Directors of **Interconexión Eléctrica S.A. E.S.P.**, also approved the prospectus for issuing, subscribing and placing fifty-three million forty-six thousand four hundred and thirty-nine (53,046,439) common shares of ISA.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding the issuing of ISA shares.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(25) 108

ATTACHMENT

Yesterday, October 3 of 2007, Grupo ISA's affiliate, XM Compañía de Expertos en Mercados S.A. E.S.P. – XM S.A. E.S.P., subscribed the public deed to incorporate Camara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-, as authorized by Resolution 1586 of September 5, 2007, of the Financial Superintendency of Colombia

XM S.A. E.S.P. has 5.39% participation, which corresponds to COL$1,563 million contribution and one seat in the Board of Directors, to be occupied by Pablo Hernán Corredor Avella, General Manager of XM S.A. E.S.P.

The main shareholders of the new corporation CRCC are Bolsa de Valores de Colombia S.A. with 18.09% participation, Depósito Centralizado de Valores de Colombia S.A. -Deceval- with 10%, MEFF AIAF SENAF Holding de Mercados Financieros S.A. with 10%, Serfinco S.A. Comisionista de Bolsa with 5.39%, and other brokers and Banks.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding the incorporation of CRCC.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(26) 109

RECEIVED

2007 DEC 19 A 9:2

GRUPO ISA'S NET INCOME AS OF THE END OF AUGUST TOTALED $105.633 MILLION

October 10, 2007

As of August 31st, Grupo ISA's net income stood at $105,633 million, a figure that is explained by the increased financial expenses incurred on acquisition of investments for the Group's expansion and the amortization of related goodwill.

As compared with the same period a year ago, these results reflect the entrance to the Group of investment vehicle ISA Capital do Brasil and Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, operations which affect information for matters of comparison between 2006 and 2007.

Attention should be given to the fact that consolidated figures include results of affiliates under the global integration methodology and reflect the results of third parties under the item minority interest.

As of August's close, operating income for the Group totaled $833,143 million, 128% up on a year earlier, increase that is explained by the arrival to the Group of CTEEP ($522.479 million).

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Operating revenues increased $1,077,319 million (140%) to $1,845,218 million, with 92% of this variation explained by CTEEP.

As to operating expenses, $609,867-million increase (152%) with respect to the same period a year earlier was due to consolidation of accounts of ISA Capital do Brasil, CTEEP and Transmantaro, companies which explain 91% of such increase.

As a result, Grupo ISA's EBITDA totaled $1,217,617 million, EBITDA margin 66%, and operating margin 45%.

Non-operating results improved by $27,713 million, due mainly to CTEEP's revenues earned in negotiations with Electropaulo

As a result of all the above, pre-tax income increased 212% from $233,658 million to $728,824 million.

Income tax provision at $286,374 million represented 721% increase ($251,494 million), 94% ($236,341 million) of which is explained by CTEEP.

Minority interest grew 1,723% from $18,477 million to $336,816 million, a variation that is mostly explained by the participation of minority stockholders in CTEEP and Transmantaro.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Consolidated Balance Sheet (Grupo ISA)

As of July 31st, Grupo ISA's assets stood at $13,252,519 million, with a 3% increase with respect to last year explained by the increase of participation in CTEEP.

Liabilities amounted to $6,949,066 million, 13% of which corresponds to debt contracted to cover the new investments.

	Real Accum. August 2007	Real Accum. August 2006	Variation	Variation %
Grupo ISA – Income Statement				
Revenues	1,845,218	767,899	1,077,319	140
Costs and Expenses	-1,012,075	-402,208	-609,867	152
Operating Income	833,143	365,690	467,452	128
EBITDA	1,217,617	510,892	706,725	138
Non-operating Income	-104,319	-132,032	27,713	-21
Pre-tax Income	728,824	233,658	495,165	212
Income Tax	-286,374	-34,880	-251,494	721

Net income before Minority Interest	442,449	198,778	243,671	123
Minority Interest	336,816	18,477	318,339	1723
Net Income	105,633	180,301	-74,668	-41
EBITDA Margin	66%	67%		
Operating Margin	45%	48%		
Net Margin	6%	23%		

Grupo ISA – Balance Sheet	August 2007	December 2006	Variation	Variation %
Assets	13,252,519	12,861,199	391,320	3
Liabilities	6,949,066	6,133,781	815,285	13
Minority Interest	2,929,125	3,413,044	-483,919	-14
Equity	3,334,328	3,314,374	59,954	2

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Total Leverage	52%	48%		

In millions of Colombian pesos

Results of ISA, the Group's parent company

As of the end of the period, ISA, the Group's parent company, posted $105,633 million in earnings, a figure that when compared to same period a year ago, is explained by 1) increased expenses resulting from amortization of goodwill (participation in Transelca and TransMantaro), 2) amortization of research studies, and 3) increased financial expenses corresponding to debt incurred to finance investments.

ISA's operating performance was affected by the behavior of macroeconomic variables.

Operating revenues totaled $501.573 million, equivalent to 7% increase with respect to same period a year ago, due to commissioning of projects UPME 01 and 02 of 2003.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Operating expenses grew by 14% as a result of:

- Adoption of a new accounting policy due to regulatory changes regarding research studies.
- Amortization of goodwill incurred on purchase of increased participation in Transelca and acquisition of TransMantaro.
- Increased depreciation expense because of newly-commissioned assets.
- Increase in actuarial estimates and in allowances for doubtful accounts.

Accordingly, EBITDA for ISA, parent company, was $360,024 million, EBITDA margin 72%, and operating margin 52%.

Regarding non-operating results, the increased loss with respect to same period of 2006 is the result of:

- Higher financial expenses from debt incurred for acquisition of investments.
- Lower revenues from equity method due to 1) the effect of revaluation, 2) financial expenses and 3) amortization of goodwill in purchase of CTEEP

Pre-tax income totaled $130,358 million. Income tax provision is estimated at $24,725 million, 47% higher than a year ago, because last year, the company was entitled to a special deduction for investment in fixed assets.

Balance Sheet of ISA, the Group's parent company

ISA's assets at $6,214,602 million represent 6% increase with respect to last year's closing, due mainly to increased participation in Brazilian affiliates.

Liabilities increased as well, mainly due to liabilities contracted to finance investments.

As to equity, the increase is accounted for by surplus from application of equity method, and is lessened in turn by dividends declared in the 'Shareholders' Meeting.

	Real Accum. August 2007	Real Accum. August 2006	Variation	Variation %
ISA Parent Company – Income Statement				

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Revenues	501,573	468,956	32,617	7
Costs and Expenses	-240,437	-210,695	-29,742	14
EBITDA	360,024	332,111	27,912	8
Operating Income	261,136	258,262	2,875	1
Non-operating Income	-130,778	-61,196	-69,582	114
Pre-tax Income	130,358	197,065	-66,707	-34
Income Tax	-24,725	-16,764	-7,961	47
Net Income	105,633	180,302	-74,668	-41
EBITDA Margin	72%	71%		
Operating Margin	52%	55%		
Net Margin	21%	38%		

Balance Sheet	**August 2007**	**December 2006**	**Variation**	**Variation %**
ASSETS	6,214,602	5,875,833	338,769	6
LIABILITIES	2,862,214	2,562,766	299,448	12

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EQUITY	3,352,388	3,313,067	39,321	1
TOTAL LEVERAGE	46%	44%		

In millions of Colombian pesos

WE LINK COUNTRIES WITH ENERGY

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in eight pages of a report on ISA's financial figures.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

11-10-2007

(27)

RECEIVED

2007 DEC 18 A 10:23

Internexa — Flycom Comunicaciones

NOTICE OF MERGER

INTERNEXA S.A. E.S.P. AND FLYCOM COMUNICACIONES S.A. E.S.P.

The legal representatives of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P., in compliance with Article 174 of the Code of Commerce, inform that:

1. The Special Shareholders' Meetings of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P. held on October 11, 2007 approved the draft of undertaking of merger according to which Internexa S.A. E.S.P. will totally absorb Flycom Comunicaciones S.A. E.S.P.

2. The corporations taking part in this operation have their registered offices in the city of Medellin. The subscribed and paid-in capital, assets, liabilities and equity, stated in Colombian pesos, as recorded in the balance sheets and income statements as of August 31, 2007, prepared for matters of the merger, and duly certified and verified according to legal regulations are:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

	Internexa S.A. E.S.P.	Flycom Comunicaciones S.A. E.S.P.
Subscribed and paid-in capital	25,647,658,000	45,779,815,443
Assets	201,758,210,460	45,574,646,639
Liabilities	102,299,243,923	23,226,515,033
Equity	99,458,966,537	22,348,131,606

The value of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P. was determined on the basis of the independent technical analysis carried out by Corficolombiana, under the methodology of the discounted cash flow for the investor. According to the terms of trade established, shareholders of Flycom Comunicaciones will receive one (1) share of Internexa S.A. E.S.P. for every forty-two thousand eight hundred thirty-eight (42,838) shares of Flycom Comunicaciones S.A. E.S.P., as established in the undertaking of merger approved by the respective Shareholders' Meetings.

Once the merger is formalized, Flycom Comunicaciones S.A. E.S.P. will dissolve without being liquidated and the acquisition by Internexa S.A. E.S.P. of all the assets of Flycom Comunicaciones S.A. E.S.P. will lawfully take place, Internexa S.A. E.S.P. being bound to assume payment of all liabilities of Flycom Comunicaciones S.A. E.S.P.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

By subscribing the original document based upon which this notice is published, the legal representatives and statutory auditors of the corporations certify that the above reflects in an accurate and summarized manner the merger undertaking and a synopsis of the attachment explaining the methodology used for valuation and the exchange of participations involved in the operation.

Original signed	Original signed	Original signed
GENARO GARCIA DOMINGUEZ	WILLIAM ARANGO NIÑO	SANDRA MILENA MEJÍA O.
Legal Representative	Legal Representative	Statutory Auditor
INTERNEXA S.A. E.S.P.	FLYCOM COMUNICACIONES S.A. E.S.P.	INTERNEXA S.A. E.S.P.
		FLYCOM COMUNICACIONES S.A. E.S.P.
		T:P: No. 82617 – T
		PriceWaterHouse Coopers Ltda.

Medellín, October 12, 2007

Grupo ISA

Companies

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Notice of Merger of Flycom Comunicaciones S.A. E.S.P. and Internexa S.A. E.S.P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE.
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(28)

321

RECEIVED

2007 DEC 18 A 10:27

ISA TO PAY DIVIDENDS

October 17, 2007

Tomorrow, Thursday 18, close to 62,000 shareholders of ISA will receive the third of the four quarterly installments of $32 per share approved by the Shareholders' Meeting of March 30.

Starting tomorrow, ISA will distribute $32,616 in dividends, as part of the total $130,466 million approved in March to be paid in four installments.

In total, shareholders will receive $128 dividend per share payable in four installments, three of which have already been paid; the remaining one to be paid on January 18 of 2008.

The dividend will be paid as follows:

SHAREHOLDER	NUMBER OF SHARES	% PARTICIPATION	TOTAL DIVIDEND PAYABLE (4 INSTALLMENTS)	PAYMENT OCTOBER 18, 2007
The State	569,472,561	55.87%	72,892,487,808	18,223,121,952
EPM	102,582,317	10.06%	13,130,536,576	3,282,634,144
EEB	17,535,441	1.72%	2,244,536,448	561,134,112
ECOPETROL	58,925,480	5.78%	7,542,461,440	1,885,615,360
Other shareholders	270,751,364	26.56%	34,656,174,592	8,664,043,648
TOTAL	1,019,267,163	100.00%	130,466,196,864	32,616,549,216

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Since uncollected dividends do not earn any return or interest, ISA invites its shareholders to collect their dividends timely.

The Company would like to remind shareholders that dividends will be paid this October 18 to any shareholder appearing as holder of shares on October 2, that is, before the ex-dividend period. In the current case, ex-dividend period starts on October 3 and ends on October 18 of 2007.

For further information, shareholders may visit www.isa.com.co or call the toll-free line 01 8000 11 5000. Additionally, shareholders in Medellín may ask for additional information at telephone 360 24 72.

INVESTING MORE IN LIFE

ISA – ENERGY AND TELECOMMUNICATIONS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding dividend payment by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(29)

124

RECEIVED
2007 DEC 18 A 10: 23

Valores Bancolombia

Stockbrokers

Medellín, October 24th, 2007

Ms.

Luz Stella Diaz Silva

Director of Securities Market Access

Colombian Financial Superintendence

Calle 7ª # 4-49

Bogota D.C.

Sticker:

	Colombian Financial Superintendency	Barcode:	2007064471-000-000
Procedure:	202 TRANSFER REPORT	Date: 25/10/2007	03:29 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: YES	Pages: 00003
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0235
Sender	0085-000022-VALORES BANCOLOMBIA S.		
Addressee:	141000-Market Access Direction		
Telephone:	594 02 00		

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Subject: 0085-000022 Valores Bancolombia

202 Transfer of Shares

50 Request / Presentation

With Attachments

Dear Ms. Luz Stella:

Pursuant to the provisions of article three of resolution 157 of March 15th 2002 of the Securities Commission, adding to Resolution 1200 of 1995 a Fourth Part, "Of the sound uses and practices of the securities market", we hereby inform that an operation by the same beneficial owner will be carried out, according to the provisions of Article 1.2.1.3 of Resolution 400 of 1995, and it is thus disclosed to the Colombian Financial Superintendence in compliance with the provisions of the second paragraph of article 4.1.1.1 of the resolution mentioned.

TYPE OF INTENDED OPERATION: Transfer of shares

SHARES TO BE TRADED: 6,373 shares of ISA.

SELLER: Ms. Maria Elvira Pereira identified with Colombian ID No. 21740368.

PURCHASERS: Ms. Angela Maria Gaviria Gaviria, identified with Colombian Citizenship ID No. 21744509.

BASE PRICE: Initial sale price of shares shall be that of market.

This operation will be carried out among persons making up a single beneficial owner, because the seller is the purchasers' mother, as attested by the birth certificate of the purchaser attached hereto.

We will gladly provide any additional information you may require.

Cordially,

Gloria Alina Monsalve Martínez

Legal Representative

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter sent to the Colombian Financial Superintendency by Valores Bancolombia.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(30)

RECEIVED

2001 DEC 18 A 10:2

REPORT SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

31-10-2007

(31)

Grupo ISA's Income as of the end of September totaled $179,850 million

GRUPO EMPRESARIAL ISA – CONSOLIDATED

(millions of pesos)	Sept. 2007	Sept. 2006	Variation	Var. %
Grupo ISA – Income Statement				
Revenues	2,116,089	2,021,028	95,061	5%
Costs and Expenses	-1,121,369	-1,624,040	502,670	-31%
Operating Income	**994,720**	**396,988**	**597,732**	**151%**
EBITDA	1,418,283	977,842	440,441	45%
Non-operating Income	**-42,658**	**-35,207**	**-7,450**	**21%**
Pre-tax Income	**952,062**	**361,781**	**590,282**	**163%**
Income Tax	-369,335	-180,198	-189,137	105%
Net income before Minority Interest	582,728	181,583	401,145	221%
Minority Interest	402,877	-1,317	404,195	-30.684%
Net Income	**179,850**	**182,900**	**-3,050**	**-2%**
EBITDA Margin	67%	48%		
Operating Margin	47%	20%		
Net Margin	8%	9%		

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA – Balance Sheet	Sept. 2007	Dec. 2006	Variation	Var. %
Assets	13,156,390	12,861,199	295,191	2%
Liabilities	6,805,335	6,133,781	671,554	11%
Minority Interest	2,997,780	3,413,044	-415,264	-12%
Equity	3,353,275	3,314,374	38,901	1%
Total Leverage	52%	48%		

The Group's operating income totaled $2,116,089 million, 5% up on same period a year ago.

The power sector accounts for 96.7% of revenues and telecommunications for 3.3%. Brazil continues to have the largest share in revenues - 55.2%, followed by Colombia with 36.2%, Peru with 8%, and Bolivia with remaining 0.6%.

Operating expenses dropped 31% as a result of optimization of administrative and operating expenses and postponement of activities.

Resulting EBITDA for the Group totaled $1,418,283 million, EBITDA margin 67% and operating margin 47%.

At $994,720 million, operating income for the end of September is 151% above that of a year ago.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Non-operating results (losses) were affected negatively by expenses to finance investments, and positively by two facts: 1) special revenues earned by CTEEP after formalizing negotiation with CETEMEQ, and 2) changes in regulations regarding foreign exchange gain/loss of investments in subordinate companies which formerly affected non-operating results and starting this period will affect equity, retroactively to January 1st of 2007.

With respect to same period of former year, pre-tax income increased 163% from $361,781 million to $952,062 million. Income tax provision totaled $369,335 million equivalent to 105% increase ($189,137 million) which is explained by higher taxes at CTEEP.

Minority interest grew $404,195 million, from $-1,317 million to $402,877 million, a variation that is mostly explained by the participation of minority stockholders in CTEEP and Transmantaro.

As a result of all the above, Grupo ISA's net income totaled $179,850 million, a figure that takes into account the increased financial expenses incurred in acquisition of investments for the Group's expansion, amortization of goodwill related to those investments and changes in regulations.

Consolidated Balance Sheet

As of the third quarter, Grupo ISA's assets equaled $13,156,390 million, equivalent to 2% increase with respect to last year. This variation is explained by the increase of participation in CTEEP (Through Tender Offer held in January of 2007 ISA purchased additional 39.28% of CTEEP's common shares, thus consolidating 89.40% ownership of common shares and 37.46% of total capital).

The Group's liabilities grew by 11% due to debt incurred to cover the Tender Offer with CTEEP. The portfolio of financial liabilities amounted to $4,494,019 million, of which 54% are debts of the Colombian companies and 33% of the Brazilian companies

As to equity, there is $32,649 million increase in surplus from application of equity method and decrease in equity revaluation due to accrual of tax on equity

ISA PARENT COMPANY

(millions of pesos)	Sept. 2007	Sept. 2006	Variation	Var. %
Operating Results				
Revenues	566,123	530,371	35,752	7%
Costs and Expenses	-270,114	-234,661	-35,453	15%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EBITDA	406,100	375,724	30,376	8%
Operating Income	296,009	295,711	299	0%
Non-operating Income	-72,971	-96,555	23,584	-24%
Pre-tax Income	223,038	199,155	23,883	12%
Income Tax Provision	-43,188	-16,255	-26,933	166%
Net Income	**179,850**	**182,900**	**-3,050**	**-2%**
EBITDA Margin	72%	71%		
Operating Margin	52%	56%		
Net Margin	32%	34%		

Balance Sheet	**Sept. 2007**	**Dec. 2006**	**Variation**	**Var. %**
ASSETS	6,180,267	5,875,833	304,434	5%
LIABILITIES	2,805,467	2,562,799	242,701	9%
EQUITY	3,374,800	3,313,067	61,733	2%
TOTAL LEVERAGE	45%	44%		

As of the end of the period, ISA, the Group's parent company, posted $179,850 million in earnings, a figure that when compared to same period a year ago, is explained by increased expenses incurred to finance investments and by increased taxes resulting from lower fiscal deductions and benefits.

Operating revenues totaled $566,123 million, equivalent to 7% increase with respect to same period a year ago, notwithstanding the negative effects of macroeconomic variables such as the PPI and the Exchange Rate (1.1% devaluation expected for September vs. 2.9% actual revaluation; 4.52% projected PPI vs. -1.52% actual).

Operating expenses grew by 15% despite the optimization achieved during the period. Such a growth is explained by the increased depreciation expense on account of newly-commissioned assets and by the amortization of research studies and intangibles applied in compliance with changes in regulations.

Accordingly, ISA, the parent company, obtained $406,100 million EBITDA, 72% EBITDA margin, and 52% operating margin.

Regarding non-operating results, the lower loss with respect to same period of 2006 is explained by the foreign exchange difference resulting from revaluation, considering the regulatory changes in the treatment of foreign exchange difference for investments in subordinate companies.

Nonetheless, non-operating expenses were affected by other factors worth mentioning, namely:

- Higher financial expenses from debt incurred for acquisition of investments.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia ...

- Lower revenues from equity method due to 1) financial expenses of subordinate companies and 2) amortization of goodwill in purchase of CTEEP.

Pre-tax income totaled $223,038 million. Income tax provision is estimated at $43,188 million, 166% higher than a year ago, because last year, the company was entitled to a special deduction for investment in fixed assets.

Thus, by the end of the third quarter, ISA, the Group's parent company, posted $179,850 million income.

Balance Sheet

ISA's assets at $6,180,266 million represent 5% increase with respect to last year's closing. Assets are broken down as follows: 61% - property, plant and equipment; 27% - investments in the affiliates in Colombia, Brazil, Peru and Bolivia; and 12% - deferred assets and other assets.

The increase in investments in corporations reported by the end of the third quarter is explained mainly by the participation increase in CTEEP, together with the growth in deferred assets and other assets, essentially the goodwill recognized during such operation.

Liabilities increased as well, mainly due to liabilities contracted to finance investments.

As to equity, there is $32,649 million increase in surplus from application of equity method and decrease in equity revaluation due to accrual of tax on equity

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in eight pages of a report on ISA's financial figures.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellin, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

07-11-2007

(32)

RECEIVED
2007 DEC 18 A 10:25

GRUPO ISA'S BRAZILIAN AFFILIATE WAS AWARDED CONSTRUCTION OF TWO POWER TRANSMISSION LINES

Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, a Grupo ISA company located in Brazil, was awarded Group A in auction held by Agência Nacional de Energia Elétrica -ANEEL-.

The group consists of delivery, under 30-year concession for construction, operation and maintenance, of two 500kV transmission lines: 367-km Colinas – Ribeiro Gonçalves located between the Provinces of Tocantins and Piauí, and 353-km Ribeiro Gonçalves – São João de Piauí located in the Piauí Province.

The new works will enhance the Northern-Northeastern system's reliability, and consequently, the energy exchange capacity in the Northeastern region.

The two projects must be completed in 21 months, starting on the date of subscription of the concession agreement.

For this first group, CTEEP bid annual revenues of R$28.94 million, 56.73% below R$66.68 million allowed by Agência Nacional de Energia Elétrica -ANEEL- to carry out the project. Nine firms took part in the auction for Group A.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

As can be remembered, in November 2006, ISA, in consortium with Spanish firm Control y Montajes Industriales CYMI S.A., had been awarded one of the groups in the auction held by ANNEL to build a 172-km 500kV energy transmission line.

This new awarding to Grupo ISA's through its affiliate Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, expands the Group's presence in the Brazilian power market.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a news item regarding auction for construction of transmission lines in Brazil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 13, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(33)

137

RECEIVED

2007 DEC 18 A 9:25

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of April 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					
Series Issued:	4					

Type of Filing:
- ( ) Normal
- (•) Early*
- ( ) Automátic

Issue Addressed to:
- (•) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (•) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (•) N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: APRIL OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: APRIL OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues [illegible]

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: APRIL OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

(34) 141

RECEIVED

2007 DEC 19 A 10:25

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.: 201 Report on placement of outstanding securities
50 Presentation request
260 034 Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of May 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: MAY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in [illegible]

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$130,000	Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:.
- ( ) Normal
- (•) Early*
- ( ) Automátic

Issue Addressed to:
- (•) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (•) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ____________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (•) N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: MAY OF: 2007

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ____________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: MAY OF 2007

Comments: ________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ________________

Signature: ________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

145

(35)

RECEIVED
2007 DEC 19 A 10:25

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.: 201 Report on placement of outstanding securities
50 Presentation request
260 034 Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of June 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ( ) Normal
- (●) Early*
- ( ) Automátic

Issue Addressed to:
- (●) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (●) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (●) N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: JUNE OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that ...

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: JUNE OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues ...

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$850,000	Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: JUNE OF 2007

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

(36) 149

RECEIVED

0020-2-

Ms.
SANDRA PATRICIA PEREA DIAZ
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Second Quarter 2007

Dear Ms Sandra:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through June 30, 2007.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

LUIS FERNANDO ALARCÓN M
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0020, 1220, 1250, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	141,330,772,900	1,135,766,962	1,692,717,373	8,840,010,531
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	6,465,391,236			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	45,175,119,093			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	27,940,926,331			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-813,145,732	-1,135,766,962	-1,692,717,373	-8,840,010,531
	999	SUBTOTAL	220,099,063,828	0	0	0

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	2,027,888,503,988				
	015	FINANCIAL OBLIGATIONS - 230000	241,429,469,128				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	10,275,384,371				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	681,163,086				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	34,467,353,615				
	045	CREDITORS - 2425	100,683,241,384				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,774,289,686				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	720,701,436				
	070	ADDED VALUE TAX - IVA - 2445	511,620,613				
	075	ADVANCES RECEIVED - 2450	24,556,373,964				
	076	INTERESTS PAYABLE-2453	397,951				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	18,426,676,031				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	812,154,564				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	6,652,898,520				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	147,608,876,812				
	120	OTHER LIABILITIES - 290000	172,913,978,711				
	999	TOTAL LIABILITIES	2,790,403,083,862				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	124,954,614,157
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	124,954,614,157

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru and ISA Colombia

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH JUNE 30, 2007

Capture	Line	LINE DESCRIPTION	Column 01	Column 02	Column 03
Unit	Code		IDENTIFICATION	IDENTIFICATION	No. OF SHARES
			TYPE (1)		OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	102,582,317
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	50,396,714
	005	PENSION FUND SANTANDER	NIT	8002248278	18,242,426
	006	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	17,535,441
	007	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	16,279,922
	008	PENSION FUND HORIZONTE	NIT	8002319671	14,822,153
	009	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	5,021,873
	010	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	4,602,344
	011	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	3,129,850
	012	SURAMERICANA INVESTMENTS PORTAFOLIO	NIT	8110112582	2,297,955
	013	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,660,699
	014	INVESTMENT FUND ACCION	NIT	8001759243	1,524,930
	015	CAXDAC - VEJEZ	NIT	8600073798	1,338,722
	016	PENSION FUND PROTECCION	NIT	8001982815	1,127,703
	017	RENTA ACCIONES VALORES BANCOLOMBIA	NIT	9000005281	979,410
	018	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	978,583
	019	UNIVERSITY OF MEDELLIN	NIT	8909029201	946,462
	020	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	941,033
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			146,460,585
	999	Subtotal Common Shares			1,019,267,163
	021	REPURCHASED PREFERRED SHARES			0
2	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
	021	REPURCHASED PRIVILEDGED SHARES			0
3	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,019,267,163
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR INVESTMENT DISCRIMINATION BY RECEPTOR AGENT THROUGH JUNE 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 SHARES With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	504,468	0	0	504,468	99.99	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	103,864	0	0	103,864	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	3	830.066.603-3	F	27,172	0	0	27,172	97.17%	0	0
	004	ISA-PERU	3	20501844986	F	13,634	0	0	13,634	28.07	0	0
	005	REP	3	2050464504	F	94,028	0	0	94,028	30.00	0	0
	006	ISA-BOLIVIA	3	10772588	F	17,292	0	0	17,292	51.01	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	17,414	0	0	17,414	99.73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	9,803	0	0	9,803	12.50	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	774,638	0	0	774,638	100%	0	0
	010	TRANSMANTARO	3	2038331647	F	59,599	0	0	59,599	60%	0	0
	011	INTERLIGAÇÃO ELÉTRICA DE MINAS IEMG	3	085805340001-46	F	4,829	0	0	4,829	99.99	0	0
	050	Partnerships										
	090	Other Partnerships										
	999	Total Net				1,626,742			1,626,742			

NOTE: (1) The identification type corresponds to the statement in Record Type-8
(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.
(3) F: Affiliate, S: Subsidiary, C: Commercial
($) The amount must be reported in Colombian pesos
The shaded fields should not be filled out

15?

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT
THROUGH JUNE 30, 2007

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			APRIL	MAY	JUNE
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	60,424,990	62,944,013	61,355,892
	010	PAYMENTS TO SUPPLIERS	6,072,598	6,590,108	5,976,964
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	6,062,085	5,107,164	10,621,239
	020	PAYMENTS FOR PRODUCTION EXPENSES	510,547	892,536	-126,460
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	642,398	390,312	1,127,645
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	55,005,303	58,227,162	51,862,299
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	22,330,407	10,805,802	9,536,426
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	273,632	160,887	592,309
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-22,056,776	-10,644,915	-8,944,117
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	25,150,660	1,668,791	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	439,894	47,447	534,712
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	25,590,554	1,716,238	534,712
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	3,533,779	-8,928,677	-8,409,405
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	13,308,879	40,896,395	36,874,551
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	26,309,991	55,834,840	47,070,111
	030	INTEREST PAID ON LOANS	24,870,097	10,385,290	21,092,986
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	32,609,865	0	0
	999	**SUBTOTAL (CASH FOR FINANCING)**	-70,481,074	-25,323,735	-31,288,545
06	005	CASH INCOME FOR OTHER CONCEPTS	7,018,775	519,274	583,143
	010	CASH OUTAGES FOR OTHER CONCEPTS	6,237,054	19,130,956	8,089,040
	999	**SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)**	781,721	-18,611,681	-7,505,896
07	999	**TOTAL CASH NET INCREASE**	-11,160,271	5,363,068	4,658,451
08	005	BEGINNING CASH	58,740,982	40,997,566	38,877,990
09	005	END CASH	40,997,566	38,877,990	37,685,937

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH JUNE 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	61,927	1,019,267,163
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	61,927	1,019,267,163
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.53	11.51
	010	% THAT REPRESENTS COMPANIES	1.47	88.49
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.40	0.79
	010	% THAT REPRESENTS LOCAL INVESTORS	99.60	99.21
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.56	81.18
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.99	16.86
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIO	0.45	1.96
	999	TOTAL	100	100
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	61,923	237,890,091
	010	3.01 % - 10.00 %	2	109,322,194
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	61,927	1,019,267,163
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	34,336	20,007,309
	010	1001-5000	23,483	46,342,012
	015	5001-10000	2,416	16,319,212
	020	10001-50000	1,445	28,038,616
	025	50001-100000	130	8,875,747
	030	100001-500000	85	18,937,327
	035	MORE THAN 500000	32	880,746,940
	999	**TOTAL**	61,927	1,019,267,163

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH JUNE 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,280.21
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,005.96
	020	PROFIT PER SHARE	87.79
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	130,466,196,864
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	130,466,196,864
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	128
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	18/04/2007
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	645
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	46,723,505,388
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	236,632,340,082
	020	CREDIT PURCHASES IN FOREIGN MARKETS	2,831,983,994
	999	TOTAL PURCHASES	239,464,324,076
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	364,565,423,981
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	9,525,322,605
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	374,090,746,586
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	329,886,633
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	19,274,971,326
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	14,632,291,034
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,618,412,580,882
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-5,378,017,750
	999	**SUBTOTAL, INVESTMENTS**	1,647,271,712,125
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	**SUBTOTAL ACCOUNTS RECEIVABLE**	0
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	152,999,267,766
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	6,465,391,236
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	45,175,119,093
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	27,940,926,331
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-12,481,640,598
	999	**SUBTOTAL DEBTORS**	220,099,063,829
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	**SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE**	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	8,109,452,650
	010	DEFERRED CHARGES - 1910	112,206,549,139
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	17,246,692
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-14,782,565
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	361,722,167,900
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-62,046,759,385
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,298,801,355,094
	999	SUBTOTAL OTHER ASSETS	1,718,795,229,525
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH JUNE 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	**SUBTOTAL PUBLIC CREDIT OPERATIONS**	0
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	0
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-205,456,972,847
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	-35,972,496,281
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	**SUBTOTAL FINANCIAL DEBENTURES**	**-241,429,469,128**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-10,275,384,371
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-681,163,086
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-34,467,353,615
	030	CREDITORS - 2425	-100,683,241,384
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-2,774,289,686
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-720,701,436
	055	VALUE ADDED TAX - VAT - 2445	-511,620,613
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-24,556,373,964
	061	INTERESTS PAYABLE-2453	-397,951
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-18,426,676,031
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-812,154,564
	999	**SUBTOTAL ACCOUNTS PAYABLE**	**-193,909,356,703**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-6,652,898,520
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	**SUBTOTAL LABOR LIABILITIES**	**-6,652,898,520**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	**SUBTOTAL BONDS**	0
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-94,883,630
	010	ANTICIPATED INCOME RECEIVED - 2910	-1,232,675,867
	015	DEFERRED CREDITS -2915	-171,586,419,214
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	**SUBTOTAL OTHER LIABILITIES**	**-172,913,978,711**

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

(37)

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of July 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$180,000	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Issue Year:	1999					
No. Titels Issued:	1					
Nominal Value:	$180,000					
Series Issued:	4					

Type of Filing:
- ◯ Normal
- ◉ Early*
- ◯ Automátic

Issue Addressed to:
- ◉ Primary Market
- ◯ Secondary Market
- ◯ International

Type of Security:
- ◯ Common Shares
- ◯ Preferred Shares
- ◯ Shares with Preferred Div.
- ◯ Acceptances
- ◯ Convertible Bonds
- ◯ Public Debt Bonds
- ◯ Guaranteed Bonds
- ◯ Risk Bonds
- ◯ Mortgage Bonds
- ◯ Common Bonds
- ◉ Public Bonds
- ◯ Comercial Papers
- ◯ Securitization =>
- ◯ Other: ________

=> Nature of securitization:
- ◯ Credit Contents
- ◯ Participation or Corporate
- ◯ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: JULY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$130,000	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Issue Year:	2001					
No. Titels Issued:	1					
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments:

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: JULY OF 2007

Comments:

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds:

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments:

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for [illegible]

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELECTRICA S.A. ESP

		Placement Term		Publ. 1st Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: JULY OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

38

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of August 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELECTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: AUGUST OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL			TOTAL

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELECTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: AUGUST OF 2007

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice

TOTAL

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ____________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ● Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: AUGUST OF 2007

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ____________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

RECEIVED

2007 DEC 18 A 10:25

0020-2

(39)

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Lúz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of September 2007, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

CARLOTA MARIA NICHOLS E.
Second Alternate of the General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $180,000
Amount Issued (Millions): $180,000
Issue Year: 1999
No. Titels Issued: 1
Nominal Value: $180,000
Series Issued: 4

Placement Term: Initial (D/M/Y)	Placement Term: Ending (D/M/Y)	Publ. 1st Offer Notice: Date (D/M/Y)	Resolution of Approval: Number	Resolution of Approval: Date
13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ____

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: SEPTEMBER OF 2007

Comments: ____

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____

Signature: ____
LEGAL REPRESENTATIVE
NAME: CARLOTA MARÍA NICHOLLS E.

Signature: ____
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is [illegible]

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: SEPTEMBER OF 2007

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: CARLOTA MARÍA NICHOLLS E.

Signature: ______________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that ...

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELECTRICA S.A. ESP

Amount Approved (Millions): $850,000
Amount Issued (Millions): $587,365
Issue Year: 2004
No. Titels Issued: 5
Nominal Value: $587,365

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ( ) Normal
- (●) Early*
- ( ) Automátic

Issue Addressed to:
- (●) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- (●) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- ( ) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ______

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (●) N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: SEPTEMBER OF 2007

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______
LEGAL REPRESENTATIVE
NAME: CARLOTA MARÍA NICHOLLS E.

Signature: ______
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

0020-2-

Ms.
SANDRA PATRICIA PEREA DIAZ
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Third Quarter 2007

Dear Ms Sandra:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through September 30, 2007.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

LUIS FERNANDO ALARCÓN M
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0020, 1220, 1250, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407	832,310,944			
	040	PUBLIC UTILITIES - 1408	145,091,073,107	591,204,998	1,045,595,393	5,975,633,741
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	2,404,280,653			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	50,063,053,733			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	28,816,103,797			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-11,038,132,692			
	999	SUBTOTAL	216,168,689,542	591,204,998	1,045,595,393	5,975,633,741

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	2,086,351,753,880				
	015	FINANCIAL OBLIGATIONS - 230000	211,073,332,214				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	17,094,167,761				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	3,910,627,936				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	41,606,272,592				
	045	CREDITORS - 2425	67,022,510,414				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	3,285,380,833				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,862,189,423				
	070	ADDED VALUE TAX - IVA - 2445	251,246,720				
	075	ADVANCES RECEIVED - 2450	22,110,866,433				
	076	INTERESTS PAYABLE-2453	0				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	17,392,621,585				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	296,092,740				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	10,600,070,927				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	160,537,912,042				
	120	OTHER LIABILITIES - 290000	162,071,967,236				
	999	TOTAL LIABILITIES	2,805,467,012,735				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	133,961,457,690
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	133,961,457,690

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru and ISA Colombia

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH SEPTEMBER 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	102,582,317
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	50,396,714
	005	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	17,535,441
	006	PENSION FUND HORIZONTE	NIT	8002319671	16,638,293
	007	PENSION FUND SANTANDER	NIT	8002248278	16,616,310
	008	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	16,079,696
	009	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	7,963,794
	010	MANUEL JARA ALBARRACIN	CC	19354408	5,137,788
	011	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	5,091,873
	012	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	3,144,550
	013	RENTA ACCIONES VALORES BANCOLOMBIA	NIT	9000005281	1,725,068
	014	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,582,862
	015	CAXDAC - VEJEZ	NIT	8600073798	1,328,131
	016	PENSION FUND PROTECCION	NIT	8001982815	1,127,703
	017	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	978,583
	018	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	943,068
	019	SECCIONAL DE SALUD DE ANTIOQUIA	NIT	8909002860	912,939
	020	NELLYRAM S.A.	NIT	8301249663	817,844
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			140,266,148
	999	Subtotal Common Shares			1,019,267,163
2	021	REPURCHASED PREFERRED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
3	021	REPURCHASED PRIVILEDGED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,019,267,163
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH SEPTEMBER 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
						SHARES						
			I.D. TYPE (1)	IDENTIFICATION (2)	RELATION TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voung Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	511,176	0	0	511,176	99.99	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	99,586	0	0	99,586	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	3	830.066.603-3	F	20,733	0	0	20,733	97.17	0	0
	004	ISA-PERU	3	20501844986	F	13,632	0	0	13,632	28.07	0	0
	005	REP	3	2050464504	F	100,356	0	0	100,356	30.00	0	0
	006	ISA-BOLIVIA	3	10772588	F	19,974	0	0	19,974	51.01	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	20,050	0	0	20,050	99.73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	10,116	0	0	10,116	12.50	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	797,809	0	0	797,809	100	0	0
	010	TRANSMANTARO	3	2038331647	F	56,053	0	0	56,053	60	0	0
		INTERLIGAÇÃO ELÉTRICA	3	085805340001-46	F	9,277	0	0	9,277	99.99	0	0
	050	Sociedad 50										
	090	Otras Sociedades										
	999	Total Neto				1,658,760			1,658,760			

NOTE: (1) The identification type corresponds to the statement in Record Type-8
(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.
(3) F: Affiliate, S: Subsidiary, C: Commercial
($) The amount must be reported in Colombian pesos
The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT

THROUGH SEPTEMBER 30, 2007

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JULY	AUGUST	SEPTEMBER
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	61,241,487	62,121,739	59,234,805
	010	PAYMENTS TO SUPPLIERS	8,127,310	9,976,083	5,761,922
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,388,921	6,392,481	5,871,887
	020	PAYMENTS FOR PRODUCTION EXPENSES	593,867	548,468	679,553
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	389,672	899,216	692,801
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	56,242,239	56,628,474	54,055,719
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	5,108,851	14,684,338	7,302,861
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	368,663	389,303
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-5,108,851	-14,315,675	-6,913,558
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	5,039,317	730,358
	035	INTEREST AND MONETARY CORRECTION RECEIVED	276,308	638,189	191,958
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	276,308	5,677,506	922,315
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-4,832,543	-8,638,169	-5,991,243
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	48,073,812	35,385,242	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	35,972,496	54,809,128	0
	030	INTEREST PAID ON LOANS	19,614,875	13,722,102	8,426,100
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	32,616,534	0	0
	999	**SUBTOTAL (CASH FOR FINANCING)**	-40,130,093	-33,145,988	-8,426,100
06	005	CASH INCOME FOR OTHER CONCEPTS	4,959,764	0	1,418,993
	010	CASH OUTAGES FOR OTHER CONCEPTS	7,639,494	3,888,987	10,628,869
	999	**SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)**	-2,679,730	-3,888,987	-9,209,876
07	999	**TOTAL CASH NET INCREASE**	8,599,873	10,955,330	30,428,501
08	005	BEGINNING CASH	37,685,937	37,564,633	37,995,412
09	005	END CASH	37,564,633	37,995,412	61,982,438

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH SEPTEMBER 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	61,040.00	1,019,267,163.00
	010	PRIVILEDGED SHARES	0.00	0.00
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0.00	0.00
	999	TOTAL	61,040.00	1,019,267,163.00
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.44	11.71
	010	% THAT REPRESENTS COMPANIES	1.56	88.29
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.40	0.73
	010	% THAT REPRESENTS LOCAL INVESTORS	99.60	99.27
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.44	74.81
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.24	16.68
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.33	8.51
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	61,036.00	237,890,091.00
	010	3.01 % - 10.00 %	2.00	109,322,194.00
	015	10.01 % - 20.00 %	1.00	102,582,317.00
	020	20.01 % - 30.00 %	0.00	0.00
	025	30.01 % - 40.00 %	0.00	0.00
	030	40.01 % - 50.00 %	0.00	0.00
	035	MORE THAN 50.00 %	1.00	569,472,561.00
	999	**TOTAL**	61,040.00	1,019,267,163.00
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	33,811.00	19,598,256.00
	010	1001-5000	23,162.00	45,850,567.00
	015	5001-10000	2,409.00	16,267,135.00
	020	10001-50000	1,402.00	26,492,449.00
	025	50001-100000	144.00	9,784,650.00
	030	100001-500000	85.00	17,974,622.00
	035	MORE THAN 500000	27.00	883,299,484.00
	999	**TOTAL**	61,040.00	1,019,267,163.00

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH SEPTEMBER 30, 2007

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,311.01
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,036.68
	020	PROFIT PER SHARE	176.45
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	130,466,196,864
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	130,466,196,864
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	128
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Abril 18, 2007
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	645
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	71,577,018,685
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	667,067,012,918
	020	CREDIT PURCHASES IN FOREIGN MARKETS	10,182,576,398
	999	TOTAL PURCHASES	677,249,589,316
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	553,476,306,776
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	12,646,819,118
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	566,123,125,894
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	7,139,791,878
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	18,394,802,221
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	19,392,643,622
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,645,825,285,350
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-5,418,121,448
	999	SUBTOTAL, INVESTMENTS	1,685,334,401,623
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	0
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	832,310,944
	035	PUBLIC UTILITIES - 1408	152,703,507,239
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	2,404,280,653
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	50,063,053,733
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	28,816,103,797
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-11,038,132,692
	999	SUBTOTAL DEBTORS	223,781,123,674
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	5,600,466,368
	010	DEFERRED CHARGES - 1910	99,369,417,756
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	3,383,296,069
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-97,450,388
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	363,695,880,277
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-69,029,678,486
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,298,876,413,944
	999	SUBTOTAL OTHER ASSETS	1,701,798,345,541
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH SEPTEMBER 30, 2007

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	0
09	005	LIQUIDITY MANAGEMENT - 2301	0
OUTSTANDING	010	CREDITS OBTAINED - 2302	0
DEBENTURES	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-210,983,062,991
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	-90,269,223
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	-211,073,332,214
010	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-17,094,167,761
ACCOUNTS	010	TRANSFERS - 2403	0
PAYABLE	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-3,910,627,936
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-41,606,272,592
	030	CREDITORS - 2425	-67,022,510,414
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-3,285,380,833
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,862,189,423
	055	VALUE ADDED TAX - VAT - 2445	-251,246,720
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-22,110,866,433
	061	INTERESTS PAYABLE-2453	0
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-17,392,621,585
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-296,092,740
	999	SUBTOTAL ACCOUNTS PAYABLE	-174,831,976,436
011	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-10,600,070,927
LABOR	010	RETIREMENT PENSIONS PAYABLE - 2510	0
LIABILITIES	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	-10,600,070,927
012	005	RETIREMENT AND PENSION BONDS - 2625	0
BONDS	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	0
013	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-110,114,235
OTHER	010	ANTICIPATED INCOME RECEIVED - 2910	-1,137,609,257
LIABILITIES	015	DEFERRED CREDITS -2915	-160,824,243,744
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	-162,071,967,236

END